Exhibit 99.1

ANNUAL INFORMATION FORM

FOR HYDRO ONE INC.

FOR THE YEAR ENDED DECEMBER 31, 2016

March 27, 2017

TABLE OF CONTENTS

GLOSSARY	1

PRESENTATION OF INFORMATION	4

FORWARD-LOOKING INFORMATION	4

ELECTRICITY INDUSTRY OVERVIEW	7

General Overview	7
Overview of an Electricity System	7

THE ELECTRICITY INDUSTRY IN ONTARIO	7

Regulation of Transmission and Distribution	7
Transmission	8
Distribution	9
Legislative Provisions Specific to Hydro One	9
Elimination of Certain Legislation With Respect to Hydro One	9
Recent Legislative Amendments Affecting the Electricity Industry Generally	10

RATE-REGULATED UTILITIES	11

Rate Applications in Ontario	11

CORPORATE STRUCTURE	12

Incorporation and Office	12
Corporate Structure and Subsidiaries	13

GENERAL DEVELOPMENT OF THE BUSINESS	14

Incorporation of Hydro One Limited and Acquisition of Hydro One Inc.	14
Hydro One Brampton Networks Inc.	14
Agreement to Acquire Orillia Power	14
Acquisition of Great Lakes Power	14
Integration of Haldimand Hydro and Woodstock Hydro	14
Acquisitions Generally	15
Customer Focus	15

BUSINESS OF HYDRO ONE	16

Business Segments	16
Transmission Business	16
Distribution Business	21
Other Business	26
First Nations and Métis Communities	26
Outsourced Services	26
Employees	27
Health, Safety and Environmental Management	27
Environmental Regulation	27
Insurance	29
Reorganizations	29

RISK FACTORS	29

DIVIDENDS	30

DESCRIPTION OF CAPITAL STRUCTURE	30

General Description of Capital Structure	30
Common Shares	30

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Class A Preference Shares	31
CREDIT RATINGS	31

MARKET FOR SECURITIES	32

Prior Sales	32
Trading Price and Volume	33

DIRECTORS AND OFFICERS	33

Directors and Executive Officers	33
Information Regarding Certain Directors and Executive Officers	40
Corporate Cease Trade Orders and Bankruptcies	40
Penalties or Sanctions	41
Conflicts of Interest	41
Indebtedness of Directors and Executive Officers	41

CORPORATE GOVERNANCE	41

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41

Relationships with the Province and Other Parties	42

MATERIAL CONTRACTS	44

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	47

INTEREST OF EXPERTS	47

TRUSTEE AND REGISTRARS	47

ADDITIONAL INFORMATION	47

SCHEDULE “A” STATEMENT OF EXECUTIVE COMPENSATION	49

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GLOSSARY

When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:

“$” or “dollar” means Canadian Dollars.

“Annual MD&A” means management’s discussion and analysis for Hydro One Inc. for the year ended December 31, 2016, as filed on SEDAR under Hydro One Inc.’s profile at www.sedar.com.

“Board” means the Board of Directors of Hydro One Inc.

“CDM” means conservation and demand management.

“common shares” means the common shares in the capital of Hydro One Inc.

“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.

“DBRS” has the meaning given to it under “Credit Ratings”.

“Dealer Agreement” has the meaning given to it under “Material Contracts”.

“Dealers” has the meaning given to it under “Material Contracts”.

“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Capital Expenditures”.

“DSU” means a deferred share unit of Hydro One Limited.

“Electricity Act” means the Electricity Act, 1998 (Ontario).

“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.

“Great Lakes Power” means Great Lakes Power Transmission LP.

“GWh” means gigawatt-hours.

“Haldimand Hydro” means Haldimand County Utilities Inc.

“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.

“Hydro One DBPP” means Hydro One’s contributory defined benefit registered pension plan.

“Hydro One DCPP” means Hydro One’s new defined contribution pension plan.

“Hydro One Limited” has the meaning given to it under “Presentation of Information”.

“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.

“IESO” means the Independent Electricity System Operator.

“kV” means kilovolt.

“kW” means kilowatt.

“LTIP” means long term incentive plan.

“management” has the meaning given to it under “Presentation of Information”.

“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.

“Moody’s” has the meaning given to it under “Credit Ratings”.

“NERC” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“Norfolk Power” means Norfolk Power Inc.

“NPCC” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – IESO”.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“OEB” means the Ontario Energy Board.

“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.

“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998 (Ontario).

“Orillia Power” means Orillia Power Distribution Corporation.

“PCB” means polychlorinated biphenyls.

“Province” has the meaning given to it under “Presentation of Information”.

“PSUs” means performance share units of Hydro One Limited.

“Redemption Date” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class A Preference Shares”.

“Reserve” means a “reserve” as that term is defined in the Indian Act (Canada).

“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.

“RRF” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.

“RSUs” means restricted share units of Hydro One Limited.

“S&P” has the meaning given to it under “Credit Ratings”.

“STIP” means short term incentive plan.

“trust assets” has the meaning given to it under “Interests of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.

“Trust Indenture” has the meaning given to it under “Material Contracts”.

“TS” means transmission station.

“TSX” means the Toronto Stock Exchange.

“TWh” means terawatt-hours.

“Underwriting Agreement” has the meaning given to it under “Material Contracts”.

“U.S. GAAP” means United States Generally Accepted Accounting Principles.

“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2016.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A and the audited consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2016, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area.

References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. For a description of these terms, see “Rate-Regulated Utilities”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” refers to Canadian dollars. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting rates and impacts; expected impacts of changes to the electricity industry; the Company’s maturing debt and standby credit facilities; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives, including expected results and timing; expected future capital expenditures, the nature and timing of these expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; the OEB; future pension contributions, the pension plan and valuations; expectations regarding the ability to negotiate collective agreements consistent with rate orders and to maintain stable outsourcing arrangements; expectations related to work force demographics; share-based compensation; expectations regarding taxes; occupational rights; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with First Nations and Métis communities; statements related to environmental matters, and the Company’s expected future environmental expenditures; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; the Company’s relationship with Hydro One Limited and the Province; acquisitions, including the Company’s acquisition of Orillia Power; expectations regarding the manner in which Hydro One will operate; and legal proceedings in which Hydro One is currently involved. Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	risks associated with the Province’s share ownership of Hydro One Inc.’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•	the risks associated with information system security and with maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using U.S. GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW

General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, innovation and technological change are expected to have a significant impact on the industry in the foreseeable future. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the National Energy Board.

Ontario Energy Board

The OEB is an independent and impartial public regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

•	to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

IESO

The IESO manages the operation and reliability of Ontario’s bulk power system and administers the wholesale electricity market. It is governed by a board whose chair and directors are appointed by the Province. The IESO also coordinates province-wide conservation efforts.

Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

National Energy Board

The National Energy Board is an independent federal regulatory agency, governed by the National Energy Board Act (Canada) and has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board and is subject to its mandatory electricity reliability standards and reporting requirements.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 98% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the

North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

Distribution

Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. In Ontario, as at December 31, 2015, 71 local distribution companies provided electricity to approximately five million customers. During 2016, Hydro One completed integration of two local distribution companies. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 78% of the province’s customers.

Hydro One owns the largest local distribution company in Ontario, which serves over 1.3 million, predominantly rural customers, or approximately 26% of the total number of customers in Ontario.

A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

Legislative Provisions Specific to Hydro One

In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, and requires the Company to have an ombudsman.

Ombudsman

The Electricity Act requires Hydro One Limited to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. See “General Development of the Business – Customer Focus – Ombudsman” for more information.

Elimination of Certain Legislation With Respect to Hydro One

In 2015, prior to completion of the initial public offering of Hydro One Limited, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. In making the transition, the Auditor General of Ontario, the Financial Accountability Officer, the Information and Privacy Commissioner and the Provincial Ombudsman continued to exercise certain of their powers with respect to the Company in certain limited circumstances until December 4, 2015. The Information and Privacy Commissioner could also continue to issue certain orders with respect to the Company until June 4, 2016. The Company is required under the Financial Administration Act (Ontario) and the Auditor General Act (Ontario) to provide financial information to the Province for the Province’s public reporting purposes.

Recent Legislative Amendments Affecting the Electricity Industry Generally

Tax Incentives

Tax incentives were included in the 2015 Ontario Budget to promote consolidation in the electricity distribution sector. The 2015 Ontario Budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to NIL for distributors with fewer than 30,000 customers. In addition, the budget also introduced a capital gains exemption where capital gains arise as a result from exiting the payments in lieu of corporate taxes regime. These changes apply for the period beginning January 1, 2016, and ending December 31, 2018.

Ontario Rebate for Electricity Consumers Act, 2016

The Ontario Rebate for Electricity Consumers program commenced on January 1, 2017. This program provides financial assistance to residential, farm, small business and other eligible consumers in respect of electricity costs equal to a rebate of eight percent (8%) of the base invoice amount for each billing period. This rebate appears as a line item on eligible consumers’ electricity bills.

Energy Statute Law Amendment Act, 2016

The Energy Statute Law Amendment Act, 2016 came into force as of January 1, 2017. This act affects the transmission and distribution sector of the electricity industry in Ontario, amending various sections of the Ontario Energy Board Act, the Electricity Act and the Green Energy Act, 2009 (Ontario). The Energy Statute Law Amendment Act, 2016 amended the Electricity Act to require the Minister of Energy to produce long term energy plans that may require the OEB and the IESO to issue implementation plans to achieve the objectives of those plans and the OEB would be guided by such plans’ objectives in exercising its powers and performing its duties. The plans may require the IESO to enter into contracts to procure or develop, among other things, transmission systems or any part of such systems. Once the IESO has commenced the procurement process, the OEB is prohibited from granting leave to construct except where the applicant is the party with whom the IESO has entered into a contract for the development or construction of the transmission project. The Energy Statute Law Amendment Act, 2016 also prohibits new feed-in tariff programs, but grandfathers existing ones.

Climate Change Mitigation and Low-carbon Economy Act, 2016

Pursuant to the Climate Change Mitigation and Low-carbon Economy Act, 2016, the Province introduced a cap and trade program in Ontario beginning January 1, 2017. The program caps the amount of greenhouse gas emissions that Ontario homes and businesses are allowed to emit, and lowers that limit over time. Hydro One Networks Inc., a direct subsidiary of Hydro One Inc., is deemed a mandatory participant in the cap and trade program based on its annual carbon dioxide equivalent emissions. As required, Hydro One Networks Inc. registered under the program in November 2016, and will comply with its requirements.

Bill 27 – Burden Reduction Act, 2016

Bill 27 was introduced into the Legislative Assembly of Ontario in September 2016 and received Royal Assent on March 22, 2017.

This is an omnibus bill amending various statutes, including the Ontario Energy Board Act and the Electricity Act. Bill 27, among other things, amends the Ontario Energy Board Act in a number of ways related to deferral and variance account review and oversight and review of transactions between transmitters and distributors and electricity generators.

Bill 95 – An Act to amend the Ontario Energy Board Act, 1998

Bill 95 was introduced into the Legislative Assembly of Ontario and received Royal Assent on February 22, 2017. Bill 95 impacts a distributor’s ability to disconnect customers by broadening the power of the OEB to prescribe, as a condition of a distributor’s licence, periods during which disconnections of low-volume consumers may not take place. At the end of February 2017, the OEB issued a decision and order amending the licenses of all Ontario electricity distributors prohibiting the disconnection of residential customers by reason of non-payment for the balance of the 2017 winter period. See “General Development of the Business – Customer Focus – Winter Moratorium and Winter Relief Program” for more information.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes. Rate base differs from a utility’s total assets for accounting purposes, primarily because it includes the regulated assets of a utility. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission rates have historically been determined based on a cost-of-service model, while distribution rates are generally determined using a performance-based model. These models are reviewed and modified by the OEB from time to time.

In February 2016, the OEB updated the filing requirements for electricity transmission applications and introduced new revenue requirement setting options. The requirements changed the framework for setting a transmitter’s revenue requirement from a cost-of-service approach to a performance-based approach similar to that outlined in the RRF for electricity distributors. To facilitate the transition to the new framework, existing transmitters may still apply for revenue requirement approval based on a one or two year cost-of-service application for their first application following the issuance of the new filing requirements.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions. In a cost-of-service model, the utility has the potential to retain cost savings that are achieved in the intervening years between rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, the rates charged by the utility in a performance-based model assume that the utility becomes increasingly efficient over time, resulting in lower costs to provide the same service. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited.

On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).

On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.

Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.

On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of its subsidiaries listed below. Hydro One Limited owns 100% of the voting securities of Hydro One Inc.

Notes:

(1)	As of December 31, 2016, the Province directly owned approximately 70.1% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Networks Inc. – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

During the period from 2014 to early 2017, the following key events occurred in respect of Hydro One.

Incorporation of Hydro One Limited and Acquisition of Hydro One Inc.

On August 31, 2015, Hydro One Limited was incorporated by the Province as its sole shareholder.

Prior to the closing of the initial public offering of Hydro One Limited, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited. Under applicable Canadian securities laws, the acquisition of all of the issued and outstanding shares of Hydro One Inc. was considered a “significant acquisition”. Hydro One Limited filed a business acquisition report in respect of the acquisition on January 14, 2016. See “Business of Hydro One – Reorganizations” for more information.

Hydro One Brampton Networks Inc.

On August 31, 2015, all of the issued and outstanding shares of Hydro One Brampton Networks Inc. were transferred to the Province. Hydro One was not a participant in nor did it receive any proceeds from the transfer of Hydro One Brampton Networks Inc. to the Province.

Following the transfer to the Province, Hydro One provided certain management, administrative and smart meter network services to Hydro One Brampton Networks Inc. pursuant to service level agreements. These agreements terminated as of February 28, 2017.

Agreement to Acquire Orillia Power

In August 2016, the Company reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB

Acquisition of Great Lakes Power

On October 31, 2016, following receipt of regulatory approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. On January 16, 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.

Integration of Haldimand Hydro and Woodstock Hydro

In 2015, the Company acquired Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies. In September 2016, the Company successfully completed the integration of both entities, including the integration of employees, customer and billing information, business processes, and operations.

Acquisitions Generally

The Company intends to continue to evaluate local distribution company consolidation opportunities in Ontario and intends to pursue those acquisitions which deliver value to the Company and its shareholders. Over time, the Company may also consider larger-scale acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada and in the United States.

Customer Focus

Hydro One is transitioning into a corporation which is more commercially oriented; that is, one that has a greater focus on customers, greater corporate accountability for performance outcomes, and company-wide increase in productivity and efficiency.

Customer Service

Hydro One is committed to delivering significant value to customers by becoming easier to do business with, being available when customers need assistance, and always staying connected. This includes specific, measurable commitments to customers that encompass all areas of service. Hydro One’s billing system is stable and outperforming its previous system in terms of timeliness, accuracy and reliability. In 2017, the Company intends to launch a new corporate website, improve its self-service portal, and introduce a newly designed customer bill. Additionally, the Company is committed to increasing the availability of customer service at the local level, and increasing face to face customer engagement.

Review of Operations

Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. Operational improvements in capital planning and execution have already been observed, and improvements have been made to work execution process. The OEB’s rate decisions also contain directions to Hydro One to become more cost efficient and improve value to customers.

Winter Moratorium and Winter Relief Program

Hydro One has an existing policy (the winter disconnection moratorium) that from December 1 to March 31 it will not disconnect residential customers whose accounts are in arrears. In 2016, Hydro One instituted its winter disconnection moratorium as of November 25.

Hydro One announced its new Winter Relief Program in December 2016, as an extension of its existing winter disconnection moratorium. This new initiative is intended to help residential customers facing extreme hardship and who have had their electricity service disconnected by reaching out to these customers directly to help re-connect their electricity service for the remainder of the winter. As part of the program, Hydro One will waive reconnection fees and also work with customers to determine payment options to bring their accounts up-to-date and to evaluate various support programs in which certain customers may be eligible to participate.

Ontario Rebate for Electricity Consumers Program

See “The Electricity Industry in Ontario – Recent Legislative Amendments Affecting the Electricity Industry Generally – Ontario Rebate for Electricity Consumers Act, 2016” for information on the Ontario Rebate for Electricity Consumers program.

Ombudsman

The Electricity Act requires that Hydro One Limited have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.

The role of the ombudsman is to facilitate resolution of complaints by customers that remain unresolved after having been processed through the complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the board of directors in its mandate to govern in a just, fair, and equitable manner. The ombudsman also works with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

BUSINESS OF HYDRO ONE

Business Segments

Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $25.3 billion in assets and 2016 revenues of over $6.5 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates over 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the OEB for each of its licensed transmission and distribution businesses.

Transmission Business

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out through its wholly-owned subsidiary, Hydro One Networks Inc. and through other wholly-owned subsidiaries of

Hydro One that own and control Great Lakes Power (now Hydro One Sault Ste. Marie LP), as well as through the Company’s 66% interest in B2M Limited Partnership. B2M Limited Partnership is a limited partnership between Hydro One and the Saugeen Ojibway Nation, which owns the transmission line assets relating to two circuits between Bruce TS and Milton TS. Hydro One’s transmission business represented approximately 52% of its total assets as at December 31, 2016, and accounted for approximately 52% of its total revenue in 2016, net of purchased power and 50% of its total revenue in 2015, net of purchased power.

The Company’s transmission business is one of the largest in North America and is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. In February 2016, the OEB updated the filing requirements for electricity transmission applications and introduced new revenue requirement setting options. During the transition period from the cost-of-service model to the performance-based model, the Company’s transmission rates are determined based on a cost-of-service model. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third party land use.

Business

The Company’s transmission system serves substantially all of Ontario, with the exception of the James Bay and Fort Erie areas, and transported approximately 137 TWh of energy throughout the province in 2016. Hydro One’s transmission customers consist of 44 local distribution companies (including Hydro One’s own distribution business) and 87 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 126 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were approximately $13 billion as at December 31, 2016 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 306 in-service transmission stations and over 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 277 circuit kilometres of underground cables located in certain urban areas.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton TS, while Hydro One owns the transmission stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line. Hydro One has a 66% economic interest in the partnership.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre.

Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

On October 31, 2016, following receipt of regulatory approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. On January 16, 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.

Regulation

Transmission Rate Setting

As discussed under “Rate-Regulated Utilities”, transmission rate setting in Ontario has changed. The OEB has created two new revenue plan options: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive Index Rate Setting Plan (the “Revenue Cap Index”). Transmitters may still apply for revenue requirement approval based on a one or two year cost-of-service application for their first application following the issuance of the filing requirements, as the OEB has recognized that a transition period may be needed.

Under the Custom IR Method, the revenue requirement is adjusted though the rate term to reflect forecasts, the OEB’s inflation analysis, and internal and external benchmarking evidence.

Under the Revenue Cap Index the first year’s revenue requirement reflects the transmitter’s cost of service, and annually thereafter, this amount is subject to a formulaic increase reflecting productivity and stretch commitments proposed by the transmitter. Revenue Cap Index applicants can request incremental capital funding.

The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for the approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

The updated filing requirements for transmitters mandate that steps be made towards the integration of core RRF concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate–setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

A transmitter must apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the transmitter is lowering its cost of service over the period covered by the rate decision due to efficiency or productivity improvements. A transmitter is permitted to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision.

Recent Transmission Rate Applications

Hydro One Networks Inc., B2M Limited Partnership and Great Lakes Power (now Hydro One Sault Ste. Marie LP) file separate applications for the approval of their revenue requirements for transmission services.

In January 2015, the OEB approved Hydro One Networks Inc.’s 2015 transmission rate order for transmission services, which provided for a revenue requirement of $1,477 million for 2015 and $1,516 million for 2016 (excluding B2M Limited Partnership). These revenue requirements reflect an approved rate base of $9,651 million, return on equity of 9.30% and deemed capital structure of 60% debt and 40% equity. In January 2016, the OEB issued its decision and order on 2016 transmission revenue requirement for Hydro One Networks Inc. approving a revenue requirement of approximately $1,480 million based on an approved rate base of $10,040 million and a return on equity of 9.19%.

In May 2016, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2017-2018 revenue requirements on a cost of service basis, electing to take advantage of the transition period available to transmitters before the OEB requires transmitters to choose between the two incentive-based revenue plan options. In its application, Hydro One Networks Inc. requested the OEB’s approval of rates revenue requirements of $1,505 million for 2017 and $1,586 million for 2018. These rates revenue requirements reflect the requested rate base of $10,554 million for 2017 and $11,226 million for 2018, and reflect an allowed ROE of 9.19% for each year.

In December 2016, pursuant to the OEB’s publication of its cost of capital parameters for 2017 rate year, Hydro One Networks Inc. updated its transmission rate application to reflect the change. The revised rates revenue requirement for 2017 is $1,487 million and $1,558 million for 2018. Furthermore, the cost of capital update reflects ROE, short-term and long-term debt cost updates. As a result, the ROE in the application has been updated to 8.78% for 2017 and the same rate is being a placeholder for 2018.

In preparing its application, Hydro One Networks Inc. carried out customer engagement and incorporated the feedback into its application. As part of the transmission rate application, Hydro One Networks Inc. also filed its proposed five-year transmission system capital plan.

In March 2015, B2M Limited Partnership filed an application for revenue requirements covering the 2015 to 2019 period. B2M Limited Partnership has requested revenue requirements of $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018 and $37 million for 2019. In January 2016, the B2M Limited Partnership revenue requirement was approved. In December 2016, B2M Limited Partnership filed a draft rate order with a revised 2017 revenue requirement of $34 million. See also the Annual MD&A under the subheading “Regulation – B2M LP”.

In December 2016, Great Lakes Power filed an application with the OEB for 2017 rates, requesting an increase to the approved 2016 revenue requirement of 1.9%, resulting in an updated revenue requirement of $41 million.

Reliability Standards for Transmission

The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC, both of which are industry organizations involved in promoting and improving the reliability of transmission networks in North America. These reliability standards are enforced by both the IESO and the National Energy Board.

Among its standards, the NERC has also established and continues to issue revised requirements to ensure that utilities and other users, owners and operators of the bulk electricity system in North America have appropriate procedures in place to protect critical infrastructure from cyber-attacks. Hydro One’s physical, electronic and information security processes have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs to comply with the NERC’s updated and revised standards. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates. See the Annual MD&A under the subheadings “Risk Management and Risk Factors – Compliance with Laws and Regulations; - Risk Associated with Information Technology Infrastructure and Data Security; - Risks Relating to Asset Condition and Capital Projects” for more information.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. The OEB has indicated it will rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions. The first cycle of the regional planning process for all of the 21 regions is expected to be completed in 2017. Once a transmission and distribution infrastructure plan is finalized, the transmitter responsible for each region will take steps to implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.

In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning process.

Capital Expenditures

The Company anticipates that it will spend approximately $1,086 million to $1,486 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates. See “Capital Investments – Future Capital Investments” in the Annual MD&A for more information on future capital expenditures.

The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish lines or station components to ensure that transmission assets continue to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.

Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required in its existing infrastructure over the long term.

The Company’s development capital expenditure plan is designed to address Ontario’s changing generation profile, accommodate load growth in areas throughout Ontario and support the expected change in generation mix. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations and smaller projects such as transmission line or station reinforcements, extensions or additions.

The Company engages with various stakeholders, including its customers, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with First Nations and Métis communities whose rights may be affected by its projects.

Competitive Conditions

The Company’s operations are currently limited to Ontario, where the Company operates and maintains substantially all of Ontario’s transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. Management believes that Hydro One is well-positioned to pursue the development of such facilities. However, the competitive process was amended by the proclamation of the Energy Statute Law Amendment Act, 2016 to allow for the selection of a transmitter outside the existing competitive process. See “The Electricity Industry in Ontario – Recent Legislative Amendments Affecting the Electricity Industry Generally – Energy Statute Law Amendment Act, 2016” for more information.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 37% of its total assets as at December 31, 2016, and accounted for approximately 48% of its total revenue in 2016, net of purchased power and 49% of its total revenue in 2015, net of purchased power. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2016, Hydro One’s distribution assets were $9,393 million.

Business

Hydro One delivers electricity through its distribution network to over 1.3 million residential and business customers, most of whom are located in rural areas, as well as 53 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems. The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2016, there were approximately 15,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 14,000 generators with capacities of up to 10 kW. As at December 31, 2016, Hydro One also had approximately 1,500 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation, and they allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.

Acquisitions

Agreement to Acquire Orillia Power

In August 2016, the Company reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to regulatory approval by the OEB.

Integration of Haldimand Hydro and Woodstock Hydro

In 2015, the Company acquired Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies. In September 2016, the Company successfully completed the integration of both entities, including the integration of employees, customer and billing information, business processes, and operations.

See “General Development of the Business – Acquisitions Generally” for more information.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as Price Cap IR), Custom Incentive Rate-Setting, or Annual Incentive Rate-Setting Index.

The RRF contemplates that a distributor will apply for the approval of its revenue requirement for an initial base year covered by the rate decision. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor is lowering its cost of service over the period covered by the rate decision due to efficiency or productivity improvements. The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision. This allows the distributor an ability to earn more than its allowed return on equity. The RRF provides incentives for distributors to achieve certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives. The OEB has further indicated that distributors should develop plans that respond to customer service needs.

A distributor must submit proposed performance measures as part of its application for distribution rates under the RRF. Distributors may also propose their own performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted eight additional quantitative measures relating to areas that will be the subject of increased spending levels over the next few years, such as pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the OEB on their performance against the performance measures approved as part of their most recent rate decision.

The OEB’s review process under the RRF follows a process similar to that of a transmission rate application for the review of the anticipated cost of service for providing distribution services, other than as noted above. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes.

Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks Inc. to eight years to mitigate bill impacts.

Implementation will occur over the next three to seven years for Hydro One Networks Inc.’s residential customers.

The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the rates revenue requirement to be collected for each customer class.

Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined using a performance-based model.

In March 2015, the OEB issued a decision regarding Hydro One Networks Inc.’s distribution rates for the three-year period from 2015 to 2017, providing for a revenue requirement of $1,326 million for 2015, $1,430 million for 2016 and $1,486 million for 2017. The 2015 revenue requirement reflects an approved rate base of $6,552 million, return on equity of 9.30% and a deemed capital structure of 60% debt and 40% equity. The rates are effective as of January 1 in each year. On January 14, 2016, the OEB issued its final decision and order approving Hydro One Networks Inc.’s draft rate order for 2016 rates.

In December 2016, the OEB issued its decision and order approving Hydro One Networks Inc.’s distribution rates effective January 1, 2017. The overall impact of this decision is a reduction of the proposed 2017 revenue requirement to approximately $1,415 million from $1,486 million. The 2017 revenue requirement reflects an approved rate base of $7,190 million, return on equity of 8.78% and a deemed capital structure of 60% debt and 40% equity. The overall impact of the new rates is a reduction in distribution delivery charges for most residential customers.

In December 2016, the OEB approved increases to the rates charged in the service areas for the former Haldimand Hydro, Woodstock Hydro and Norfolk Hydro, effective January 2017.

Hydro One Networks Inc. expects to file a distribution rate application for 2018 to 2022 in the first quarter of 2017.

Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities Inc. is recorded in a regulatory variance account for inclusion in the calculation of future customer rates.

For more information, see the Annual MD&A under the heading “Regulation”.

Conservation and Demand Management

CDM requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy efficient light bulbs and other products. Incentive programs are also offered to small, medium, and large businesses, as well as industrial customers. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the OEB.

Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets and budgets.

Targets and budgets for CDM were allocated to distributors in October 2014. Hydro One Networks Inc.’s 2015-2020 CDM energy savings target is 1,159 GWh and its CDM plan was approved by the IESO on July 8, 2015. In December 2016, Hydro One Networks Inc.’s 2015-2020 CDM energy savings target was revised to 1,221 GWh to reflect the integration of the CDM targets of Norfolk Power, Haldimand Hydro and Woodstock Hydro. In December 2016, Hydro One Networks Inc. also submitted a joint CDM plan with another local distribution company to the IESO for approval. The joint target for Hydro One Networks Inc. increased by 35 GWh to 1,256 GWh by 2020.

Capital Expenditures

Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend approximately $647 million to $771 million per year over the next five years on capital expenditures relating to its distribution business.

Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One is also implementing a new Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS will enable distribution components to be monitored and controlled, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned, in future, to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data.

For more information on future capital expenditures, see the Annual MD&A under the subheading “Capital Investments – Future Capital Investments”.

Competitive Conditions

Hydro One’s distribution service area is set out in its licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers who are not currently connected to its distribution grid.

In March 2016, the OEB directed all local distribution companies to eliminate load transfer arrangements by June 21, 2017. Load transfer arrangements arise when a customer is within one distributor’s service area but is served by a second distributor. The Company has load transfer arrangements with over 50 local distribution companies. Hydro One Networks Inc. has developed an implementation plan to eliminate load transfer arrangements. As a result, some of the Company’s customers will be transferred to the adjacent local distribution companies and other customers will be added to the Company’s customer base.

To create more efficiency in the distribution sector, the Premier’s Advisory Council on Government Assets endorsed the need for faster consolidation among local distribution companies in Ontario, which may result in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies.

Other Business

Hydro One’s other business segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime in connection with the initial public offering of Hydro One Limited and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value. Prior to November 6, 2015, Hydro One’s other business segment principally consisted of its telecommunications business, run through Hydro One Telecom Inc. As of November 6, 2015, Hydro One Telecom Inc. became an indirect wholly-owned subsidiary of Hydro One Limited and was no longer owned by Hydro One Inc. The other business segment represented approximately 11% of Hydro One’s total assets as at December 31, 2016, and accounted for approximately 1% of its total revenue in 2015, net of purchased power and did not account for any revenue in 2016.

First Nations and Métis Communities

Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with First Nations and Métis communities across the province is important to achieving the Company’s corporate objectives. Hydro One is committed to working with First Nations and Métis communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line demonstrates the Company’s commitment to these principles. In keeping with the Company’s First Nations and Métis Relations Policy, Hydro One’s First Nations and Métis Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to First Nations and Métis communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, First Nations and Métis procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks Inc. and Hydro One Remote Communities Inc. serve approximately 90 First Nation communities.

The Company’s Health, Safety, Environment and First Nations & Métis Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with First Nations and Métis communities.

Outsourced Services

To gain efficiencies and cost reductions, Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain, call centre and accounting services. The Company’s back-office services and call centre services are provided by a third party service provider under an agreement that expires on December 31, 2019 for back-office services, and on February 28, 2018 for call centre services. The Company has an option to renew the agreement for two additional terms of approximately one year each. The Company’s facilities management services are provided by a third party service provider under an agreement that expires on December 31, 2024 with an option for the Company to renew the agreement for an additional term of three years.

Employees

As at December 31, 2016, Hydro One had approximately 5,400 regular employees and over 2,000 non-regular employees province-wide, comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

For more information on employees, see the Annual MD&A under the heading “Hydro One Work Force”.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

Hydro One Networks Inc. is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. The brand demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. The Company is committed to creating and maintaining a safe workplace which is one of Hydro One’s stated core values, and maintaining safety through a concentrated focus on the elimination of serious incidents or “near-misses” which have the potential to cause serious injuries. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.

Measures are in place to monitor, on a regular basis, health, safety and environment performance using proactive and reactive measures and/or qualitative and quantitative measures. Since 2004, the evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen a reduction of approximately 85% in the number of recordable rate incidents. All measures are monitored by management and by the Health, Safety, Environment and First Nations & Métis Committee. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

In 2016, Hydro One continued with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013 and 2015. The assessment identified opportunities for improvement and forms the development of new health and safety initiatives using cross-functional teams from across the province.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and

land and the generation, storage, transportation, disposal and release of various hazardous substances.    Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur.    Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.

In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act (Ontario). The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Pursuant to the Climate Change Mitigation and Low-carbon Economy Act, 2016, the Province introduced a cap and trade program in Ontario beginning January 1, 2017. For more information, see “The Electricity Industry in Ontario – Recent Legislative Amendments Affecting the Electricity Industry Generally – Climate Change Mitigation and Low-carbon Economy Act, 2016”.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a pro-active land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2016, future consolidated expenditures related to Hydro One’s land assessment and remediation program are estimated at approximately $61 million, and undiscounted liabilities are estimated at approximately $66 million. These consolidated expenditures are expected to be spent over the period ending 2032. Additional acquisitions could add to land assessment and remediation expenditures. The consolidated expenditures on this program for 2016 were approximately $9 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.

Reorganizations

In 2015, prior to the closing of the initial public offering of Hydro One Limited, Hydro One completed a series of transactions resulting in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One Inc. and the issuance of new common shares and preferred shares of Hydro One Limited to the Province. The Province then sold a portion of its common shares of Hydro One Limited pursuant to the initial public offering. A series of pre-closing steps occurred, including:

•	On October 31, 2015, Hydro One Inc. repurchased its existing preferred shares held by the Province for cancellation at a price equal to the redemption price of the preferred shares (being equal to approximately $323 million) satisfied by the issuance to the Province of common shares of Hydro One Inc. having an aggregate fair market value equal to the price to be paid for the preferred shares.

•	All of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited in return for the issuance to the Province of 12,197,500,000 common shares and 16,720,000 Series 1 preferred shares of Hydro One Limited.

•	Hydro One Inc. and certain of its subsidiaries were required to pay a $2.6 billion “departure tax” to the Ontario Electricity Financial Corporation as a consequence of the initial public offering.

•	The outstanding common shares of Hydro One Limited were consolidated such that 595,000,000 common shares were issued and outstanding immediately prior to the closing of the initial public offering.

Under applicable Canadian securities laws, the acquisition of all of the issued and outstanding shares of Hydro One Inc. was considered a “significant acquisition”. Hydro One Limited filed a business acquisition report in respect of the acquisition on January 14, 2016.    See also “General Development of the Business” for more information.

RISK FACTORS

A discussion of Hydro One Inc.’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.

In 2016, the Company paid $2 million of common share dividends, compared to total dividends of $888 million paid in 2015.

In 2015, in connection with the initial public offering of Hydro One Limited, Hydro One Inc. completed a series of reorganizational transactions while the Province was still the sole shareholder of Hydro One Inc. In connection with the reorganizational transactions, on August 31, 2015, at the direction of the Province, Hydro One Inc. declared a dividend-in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc., and on October 30, 2015, Hydro One Inc. declared and paid to the Province a cash dividend of $800 million on the outstanding common shares of Hydro One Inc. Throughout the rest of 2015, Hydro One Inc. paid $75 million in dividends on its common shares and prior to their repurchase, declared and paid dividends on its outstanding 12,920,000 series A preferred shares of approximately $13 million, which was calculated at a rate of $1.375 per annum per share, as stipulated in Hydro One Inc.’s articles at the time. The Series A preferred shares were repurchased by Hydro One Inc. for cancellation on October 31, 2015.

In 2014, Hydro One Inc. declared and paid to the Province annual dividends on the outstanding common shares totalling approximately $269 million. In 2014, Hydro One Inc. declared and paid to the Province a total annual cumulative dividend on its outstanding 12,920,000 series A preferred shares of approximately $18 million, which was calculated at a rate of $1.375 per annum per share, as stipulated in Hydro One Inc.’s articles at the time.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time. Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares. As at December 31, 2016, there were 142,239 common shares and no Class A Preference Shares issued and outstanding.

All of the outstanding shares of Hydro One Inc., including all of Hydro One Inc.’s voting securities, are owned by

Hydro One Limited.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares, holders of the common shares are entitled, to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares

Hydro One Inc. may from time to time issue Class A Preference Shares. The holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.

Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Redemption Date”). The Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.

CREDIT RATINGS

As at December 31, 2016, Hydro One Inc.’s corporate long term and short term credit ratings from approved rating organizations were as follows:

Rating Agency	Short term Debt Rating	Long term Debt Rating
DBRS Limited (“DBRS”)	R-1 (low)	A (high)
Moody’s Investors Service (“Moody’s”)	Prime-2	A3
Standard &Poor’s Rating Services (“S&P”)	A-1	A

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The rating agencies rate long term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. Long term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” modifier indicates relative standing within this rating category by DBRS. Long term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 3 indicates a ranking in the lower end of that generic rating category.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations with respect to the ratings assigned to the long term debt of the company. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities. Hydro One Inc. has also made payments to S&P for ratings evaluation services in connection with the initial public offering of Hydro One Limited and to DBRS for ratings evaluation services in connection with the disposition of Hydro One Brampton Networks Inc. There have been no other services provided by any of such credit rating organizations to the company within the last two years.

MARKET FOR SECURITIES

Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 13 Notes (5.18%) due 2017, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 20 Notes (4.4%) due 2020, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 25 Notes (3.20%) due 2022, Series 26 Notes (3.79%) due 2062, Series 28 Notes (2.78%) due 2018, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 31 Notes (Floating Rate 3-month BA + 0.35%) due 2019, Series 32 Notes (4.17%) due 2044, Series 33 Notes (1.62%) due 2020, Series 34 Notes (1.84%) due 2021, Series 35 Notes (2.77%) due 2026, Series 36 Notes (3.91%) due 2046, Series 37 Notes (1.48%) due 2019 and Series 38 Notes (3.72%) due 2047 are currently outstanding and, except for the Series 28 Notes and Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 28 Notes and Series 29 Notes are listed for trading on the NYSE.

Prior Sales

Hydro One Inc. issued the following tranches of medium term notes in 2016:

Note	Issue Date	Principal Amount (million) ($)	Sale Price ($) / $100 principal amount	Gross Proceeds ($)
Series 34 Notes (1.84%) due 2021	February 24, 2016	500	99.981	499,905,000
Series 35 Notes (2.77%) due 2026	February 24, 2016	500	99.965	499,825,000
Series 36 Notes (3.91%) due 2046	February 24, 2016	350	99.86	349,510,000
Series 37 Notes (1.48%) due 2019	November 18, 2016	500	99.997	499,985,000
Series 38 Notes (3.72%) due 2047	November 18, 2016	450	100	450,000,000

Trading Price and Volume

Hydro One Inc.’s Series 28 Notes (2.78%) due 2018 are listed on the NYSE under the symbol “HYDO18”. The Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. In the period from their date of issuance to December 31, 2016, there have been no reported trades of the Series 28 Notes or the Series 29 Notes on the NYSE.

DIRECTORS AND OFFICERS

Directors and Executive Officers

Under the Governance Agreement, the Board is required to be constituted to have the same members as the board of directors of Hydro One Limited, unless the board of directors of Hydro One Limited determines otherwise. As such, the current directors of Hydro One Inc. are also directors of Hydro One Limited.

The following table sets forth information regarding the directors and executive officers of Hydro One Limited and Hydro One as of December 31, 2016. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation	Committees
Mayo Schmidt(1) Ontario, Canada	59	President and Chief Executive Officer and Director	No	President and Chief Executive Officer	—

Paul Barry North Carolina, United States	59	Executive Vice President, Strategy and Corporate Development		Executive Vice President, Strategy and Corporate Development	—

Gregory Kiraly Ontario, Canada	52	Chief Operating Officer		Chief Operating Officer

Judy McKellar Ontario, Canada	60	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer	—

Ferio Pugliese Ontario, Canada	48	Executive Vice President, Customer Care and Corporate Affairs		Executive Vice President, Customer Care and Corporate Affairs	—

James Scarlett Ontario, Canada	63	Executive Vice President, Chief Legal Officer		Executive Vice President, Chief Legal Officer

Michael Vels Ontario, Canada	55	Chief Financial Officer		Chief Financial Officer	—

David F. Denison(2) Ontario, Canada	64	Director and Chair of the Board	Yes	Board Chair, Hydro One Limited and Hydro One Inc.	—

Ian Bourne(3) Alberta, Canada	69	Director	Yes	Chair, Ballard Power Systems Inc.	Human Resources Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation	Committees
Charles Brindamour Ontario, Canada	46	Director	Yes	Chief Executive Officer, Intact Financial Corporation	Audit Committee; Human Resources Committee

Marcello (Marc) Caira(3) Ontario, Canada	62	Director	Yes	Vice-Chairman, Restaurant Brands International Inc.	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Christie Clark Ontario, Canada	63	Director	Yes	Corporate Director	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

George Cooke(3) (4) Ontario, Canada	63	Director	Yes	President, Martello Associates Consulting / Chair, OMERS Administration Corporation	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Margaret (Marianne) Harris Ontario, Canada	59	Director	Yes	Corporate Director	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee (Chair)

James Hinds Ontario, Canada	59	Director	Yes	Corporate Director	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Kathryn Jackson(3) Pennsylvania, United States	59	Director	Yes	Corporate Director	Nominating, Corporate Governance, Public Policy & Regulatory Committee; Health, Safety, Environment and First Nations & Métis Committee

Roberta Jamieson Ontario, Canada	64	Director	Yes	President and Chief Executive Officer, Indspire	Audit Committee; Health, Safety, Environment and First Nations & Métis Committee

Frances Lankin Ontario, Canada	62	Director	Yes	Corporate Director	Audit Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee

Philip S. Orsino Ontario, Canada	62	Director	Yes	Corporate Director	Audit Committee (Chair); Nominating, Corporate Governance, Public Policy & Regulatory Committee

Jane Peverett(3) British Columbia, Canada	58	Director	Yes	Corporate Director	Human Resources Committee; Nominating, Corporate Governance, Public Policy & Regulatory Committee (Chair)

Name, Province or State and Country of Residence	Age	Position/Title	Independent	Principal Occupation	Committees
Gale Rubenstein(3) (5) Ontario, Canada	63	Director	Yes	Partner, Goodmans LLP	Human Resources Committee; Health, Safety, Environment and First Nations & Métis Committee

Notes

(1)	Mr. Schmidt was appointed President and Chief Executive Officer and a director of Hydro One Inc. on September 3, 2015.
(2)	Mr. Denison was appointed to the Board and appointed as Chair of the Board on April 16, 2015.
(3)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited for the purpose of the Governance Agreement.
(4)	Mr. Cooke has served on the Board since January 26, 2010.
(5)	Ms. Rubenstein has served on the Board since March 30, 2007.

All directors save for Mr. Denison, Mr. Cooke and Ms. Rubenstein were first appointed to the Board on July 17, 2015.

The following includes a brief profile of each of the executive officers and directors of Hydro One, which include a description of their present occupation and their principal occupations for the past five years.

Mayo Schmidt is the President and Chief Executive Officer of Hydro One. Prior to joining Hydro One, Mr. Schmidt served as President and Chief Executive Officer at Viterra Inc., a global food ingredients company operating in 14 countries. Early in his career, Mr. Schmidt held a number of key management positions of increasing responsibility at General Mills, Inc. until he joined ConAgra as President of their Canadian operations and spearheaded ConAgra’s expansion into Canada. In 2007, he led a $2.0 billion acquisition of Agricore United, then a $2.2 billion acquisition of ABB, Australia’s leading agriculture corporation, growing Viterra Inc. from a $200 million market capitalization to finally a sale in 2012 for over $7.5 billion. Mr. Schmidt currently sits on the Board of Directors of Agrium Inc. as Chairman of the Governance Committee and Chairman of the Special Committee for the Merger of Equals of Agrium and Potash Corp. forming a $38 billion global fertilizer giant. He is a member of Harvard University Private and Public, Scientific, Academic and Consumer Food Policy Group, and is on Washburn University’s Foundation Board of Trustees. Mr. Schmidt received his Honourary Doctorate of Commerce from Washburn in 2016 and his B.B.A. from Washburn in 1980.

Effective September 1, 2016, Paul Barry was appointed to the role of Executive Vice President, Strategy and Corporate Development of Hydro One Networks Inc. Prior to joining Hydro One, he was Chief Executive Officer and founding partner of Public Infrastructure Partners LLC, a power and utility strategic advisor to leading private equity, infrastructure, and pension funds in the U.S., Canada, and Europe. Mr. Barry’s prior executive leadership roles include Senior Vice President and Chief Development Officer, Head of Mergers & Acquisitions, and President of the commercial business for Duke Energy Corporation. He also served as CFO for Pepco Holdings, a Fortune 500 mid-Atlantic utility based in Washington, D.C., and was Vice President, Business Development, Energy Financial Services, for General Electric Company. Mr. Barry also served as Senior Advisor, City of Los Angeles, Department of Water and Power (LADWP), the largest municipal electric and water utility in the U.S., and as Executive Vice-President and Chief Financial Officer of Kinross Gold Corporation. Mr. Barry earned an MBA from Harvard Business School, where he also attended the Executive Program, and a Bachelor of Science, magna cum laude, in Finance from Northeastern University.

Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (COO) of Hydro One. As COO, Mr. Kiraly oversees the transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance and Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Procurement; and the Telecom and Remote Communities subsidiaries. Mr. Kiraly is a power and utilities executive with 30 years of experience. He has an extensive background in energy transmission and distribution, in both electricity and gas, having served in various executive leadership roles across three of the largest investor-owned utilities in the U.S.;

Pacific Gas and Electric (PG&E), Commonwealth Edison (ComEd), and Public Service Electric & Gas Company (PSE&G). Mr. Kiraly most recently held the role of Senior Vice President, Electric Transmission and Distribution for PG&E in San Francisco, and also served in several other key executive assignments over the past eight years. Prior to joining PG&E, Mr. Kiraly held executive-level positions at Capital Commonwealth Edison (Exelon) in Chicago from 2000-2008 in the areas of Distribution System Operations, Construction and Maintenance, and Energy Delivery. Prior to ComEd, Mr. Kiraly started his career at PSE&G in New Jersey, having served in various leadership roles over fifteen years, where his accountabilities focused on Health and Safety, Electric and Gas Distribution.

Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One Inc. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks Inc., a wholly-owned subsidiary of Hydro One Inc., in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.

Effective September 9, 2016, Ferio Pugliese was appointed to the role of Executive Vice President, Customer Care and Corporate Affairs of Hydro One Networks Inc. Prior to his appointment, Mr. Pugliese held progressively senior leadership roles in hospitality, pulp and paper and airline industries with responsibility for human resources, operations and customer service. Since 2007, Mr. Pugliese was a member of the Executive Leadership team at Westjet Airlines serving as WestJet’s Executive Vice President People, Culture and Inflight Services and in 2013 led the launch and successful operation of the company’s regional airline as President of WestJet Encore. WestJet Encore was recognized for having the continent’s top on-time performance for regional airlines in 2015. Mr. Pugliese is highly recognized as a market leader in customer service and brings expertise in building and leading a winning culture focused on serving customers and communities. Mr. Pugliese was recognized by Caldwell Partners as one of Canada’s Top 40 under 40 in 2007. He holds a Master of Arts degree in Adult Education from Central Michigan University, an Honours Bachelor of Arts degree in Social Science and an Honours Bachelor of Commerce degree from the University of Windsor.

Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett is currently a director of Camp Oochigeas, a charity for kids with cancer. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. He is highly recognized in his profession having been consistently and repeatedly named to numerous prestigious lists and rankings. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

Michael Vels is the Chief Financial Officer of Hydro One. Before joining Hydro One, Mr. Vels was the Chief Financial Officer for Maple Leaf Foods Inc. Mr. Vels had over 20 years of experience with Maple Leaf Foods Inc. where he was responsible for leading organizational change, multiple capital market transactions, business acquisitions and divestitures, information technology transformations and restructurings. He also served on the board of directors of Maple Leaf Foods Inc.’s public traded subsidiary, Canada Bread Company, Limited. Mr. Vels led complex multi-divisional finance teams, information solutions and communications and investor relations functions and has considerable experience with mergers, acquisitions and divestitures. He currently serves on the Board of Directors of Canada’s National Ballet School. Mr. Vels earned a Bachelor of Accountancy from the University of Witwatersrand, in Johannesburg, South Africa. He is a Chartered Accountant (South African Institute of Chartered Accountants) and he has earned his ICD.D (Institute of Corporate Directors) designation.

Mr. Ian Bourne is the Chair of the board of directors of Ballard Power Systems Inc. (2006-present), a leader in proton exchange membrane fuel cell technology. He is a director of the Canada Pension Plan Investment Board (CPPIB), Wajax Corporation (WJX) and the Canadian Public Accountability Board (CPAB). He is also the former chair of the board of directors of SNC-Lavalin Group Inc. (2013-2015), for whom he was a director from 2009 to 2015 and also served as that company’s Interim Chief Executive Officer from March 2012 to October 2012. Mr. Bourne is chair of the Governance Committee of CPPIB and has been a member of the human resources committee of CPPIB, CPAB, Ballard Power Systems Inc. (BLDP) and SNC-Lavalin Group Inc. (SNC). Mr. Bourne has also served on the Audit Committees of CPPIB, WJX, BLDP and SNC. He was a director of Canadian Oil Sands Limited (2007-2016) and served as the chair of the Corporate Governance and Compensation Committee and was a member of the Audit Committee. Mr. Bourne has been active in serving on a variety of community based organizations including the Calgary Philharmonic Orchestra, The Glenbow Museum and The Calgary Foundation. He holds a Bachelor of Commerce degree from Mount Allison University and is a Fellow of the Institute of Corporate Directors.

Mr. Charles Brindamour is the Chief Executive Officer of Intact Financial Corporation, Canada’s largest property and casualty insurance provider. Mr. Brindamour is a director of Intact Financial Corporation, The Geneva Association, the Business Council of Canada, the C.D. Howe Institute, Branksome Hall and of the Insurance Bureau of Canada. He is also a member of the Advisory Committee of the University of Waterloo’s Climate Change Adaptation Project, serves on the advisory board of Gibraltar Growth Corporation and is co-chair of Laval University’s “Grande Campagne”. Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an associate of the Casualty Actuarial Society.

Mr. Marc Caira is the Vice-Chairman of the board of directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He is also a director of the Minto Group, a private real estate developer and on the board of governors of Seneca College, a leading post-secondary educational institution. Prior to his appointment as Vice-Chairman of Restaurant Brands International Inc. in December 2014, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc. (July 2013-December 2014), a multinational fast food restaurant, a member of the executive board of Nestlé S.A. in Switzerland, a transnational food and beverage company, and Chief Executive Officer of Nestlé Professional. Mr. Caira holds a Diploma in Marketing Management from Seneca College, Toronto (1977) and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Mr. Christie Clark is a corporate director. He serves as a director of Loblaw Companies Limited, a Canadian food and pharmacy retailer, Air Canada, a Canadian airline company, and Choice Properties Real Estate Investment Trust, an owner, manager and developer of retail and commercial real estate across Canada. He previously served as the Chief Executive Officer and Senior Partner of PricewaterhouseCoopers LLP from July 2005 to July 2011. Mr. Clark is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and in addition to his public company board memberships, he is on the Board of the Canadian Olympic Committee and is a member of the Advisory Board of the Smith School of Business at Queen’s University. He is currently the Director in Residence for the Institute of Corporate Directors’ national short course, “Audit Committee Effectiveness.” Mr. Clark holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Toronto.

Mr. George Cooke is a corporate director and the Chair of the board of directors of OMERS Administration Corporation, CANATICS (Canadian National Insurance Crime Services) and the Ontario Lottery and Gaming Corporation. Mr. Cooke is the former President and CEO of The Dominion of Canada General Insurance Company (The Dominion), a property and casualty insurance company, a position he held from 1992 to August 2012. In August 2012, Mr. Cooke retired from his role as President of The Dominion and continued to hold the position of Chief Executive Officer of The Dominion until December 31, 2012. Mr. Cooke obtained a Bachelor of Arts degree (Hons.) in Political Studies and a Master of Business Administration degree from Queen’s University. He also holds an Honorary Doctor of Laws degree from Assumption University in Windsor.

Mr. David F. Denison is the board chair of Hydro One Limited and Hydro One Inc. He is a corporate director and previously served as President and Chief Executive Officer of the Canada Pension Plan Investment Board, a global investment management organization, from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. Mr. Denison is a director of the Royal Bank of Canada, Bell Canada, Allison Transmission Holdings Inc. and serves as Vice-Chair of Sinai Health Systems. He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the International Advisory Council of China Investment Corporation and Co-Chairs the Investment Committee for the University of Toronto. Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Professional Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Denison is an Officer of the Order of Canada.

Ms. Margaret (Marianne) Harris is a corporate director. She is the chair of the board of directors of the Investment Industry Regulatory Organization of Canada (IIROC), a self-regulatory organization that oversees investment dealers and trading activity on debt and equity marketplaces in Canada. Prior to becoming a corporate director, Ms. Harris was Managing Director of the Bank of America Merrill Lynch and President, Corporate and Investment Banking for Merrill Lynch Canada Inc. In addition to her position as Chair of IIROC, she is a director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada and Loblaw Companies Limited. Ms. Harris is also a member of the Dean’s Advisory Council at the Schulich School of Business (York University) and the Advisory Council of the Hennick Centre for Business and Law (York University). Ms. Harris holds a Master of Business Administration degree from the Schulich School of Business, a Juris Doctorate degree from Osgoode Hall Law School (York University) and a B.Sc. (Honours) from Queen’s University.

Mr. James Hinds is a corporate director. He is also a director of Allbanc Split Corp., a mutual fund company. He is a retired investment banker, having previously served as Managing Director of TD Securities Inc., prior to which he held positions at CIBC Wood Gundy Inc. and Newcrest Capital Inc. Mr. Hinds was the past chair of the Independent Electricity System Operator (IESO), a Crown corporation responsible for operating the electricity market, and was also chair of the former Ontario Power Authority Board of Directors (2010-2014) until its merger with the IESO effective January 1, 2015. Mr. Hinds received a Bachelor of Arts degree from Victoria College at the University of Toronto, a Master of Business Administration from the Wharton School of Business and a law degree from the University of Toronto Law School.

Dr. Kathryn Jackson is a corporate director. She also heads the energy and technology consulting practice for KeySource, serving clients in business growth, technology development and energy services across commercial markets and in the U.S. federal sector. Until 2015 she was the Senior Vice President and Chief Technology Officer of RTI International Metals Inc. (2014-2015), a U.S. titanium producer, and also served as Head of Overall Research and Development Activities. Prior to joining RTI, Dr. Jackson was Senior Vice President and Chief Technology Officer at Westinghouse Electric Company, a U.S. nuclear power company. Dr. Jackson has also served as executive vice president of River Systems Operations and Environment and the corporate environmental officer at the Tennessee Valley Authority (TVA). In her 17 years with TVA, she was responsible for the management of the 6,000 megawatt hydropower system, flood control, navigation, dam safety, public lands management, environmental services, and research and development activities. Dr. Jackson is a director of Portland General Electric Company and Cameco Corporation and previously served as Chair of the Independent System Operator New England. She is an advisor to Carnegie Mellon University’s Engineering School and the Complex Engineered Systems program, and is a member of the advisory board of the Carnegie Mellon Electricity Industry Center. Dr. Jackson holds a Doctorate and a Master’s degree in Engineering and Public Policy from Carnegie Mellon University, a Master’s degree in Industrial Engineering Management from the University of Pittsburgh and a Bachelor’s degree in Physics from Grove City College.

Ms. Roberta Jamieson is a Mohawk woman from the Six Nations of the Grand River Territory in Ontario, where she still resides. She is also President and Chief Executive Officer of Indspire, Canada’s premiere Indigenous-led charity, and Executive Producer of the Indspire Awards, a nationally broadcast gala honouring Indigenous achievement. Ms. Jamieson was the first First Nations woman to earn a law degree in Canada; the first non-parliamentarian appointed an ex-officio member of a House of Commons Committee; the first woman Ombudsman of Ontario (1989-1999); and in December 2011, she was the first woman elected Chief of the Six Nations of the Grand River Territory. She was also a Director of the Ontario Power Generation Inc. Board of Directors (2012-2015). Ms. Jamieson was appointed a Member of the Order of Canada in 1994 and promoted to an Officer in 2016. Ms. Jamieson holds a Bachelor of Laws from the University of Western Ontario.

Hon. Frances Lankin is a corporate director. She was the former President and CEO of the United Way Toronto (2001-2010), a Toronto-based charity. In 2009, Ms. Lankin was appointed to the Queen’s Privy Council for Canada and served for five years as a member of the Security Intelligence Review Committee. In 2014, Ms. Lankin was appointed to the Premier’s Advisory Council on Government Assets whose mandate was to review and identify opportunities to modernize government business enterprises, and in 2011 and 2012, she co-led a review of Ontario’s social assistance system as part of the province’s poverty reduction strategy. Ms. Lankin is a Director of the Ontario Lottery and Gaming Corporation and Chair of the Social Responsibility Committee of the Board.    Ms. Lankin was appointed a Member of the Order of Canada in 2012 and in April 2016, was appointed to the Senate of Canada where she sits as an Independent Senator from Ontario.

Mr. Philip S. Orsino is a corporate director. He was the President and Chief Executive Officer of Jeld-Wen Inc., a global integrated manufacturer of building products from 2011 until he retired in 2014. Formerly until October 2005, Mr. Orsino was the President and Chief Executive Officer of Masonite International Corporation for 22 years. Mr. Orsino is a director of The Bank of Montreal and chair of its Audit and Conduct Review Committee and a director of The Minto Group, a private real estate developer, and Chair of the Audit Committee. He was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award and received the University of Toronto’s Distinguished Business Alumni Award for 2002. He is a Fellow of the Chartered Accountants and holds a degree from Victoria College at the University of Toronto. Mr. Orsino was appointed an Officer of the Order of Canada in 2004.

Ms. Jane Peverett is a corporate director. She was President and Chief Executive Officer (2005-2009) of the British Columbia Transmission Corporation, which was responsible for the high voltage electricity transmission system in British Columbia. Prior to that, she was President and CEO of Union Gas Limited. Ms. Peverett currently serves as a director of the Canadian Imperial Bank of Commerce and chairs its Audit Committee, a director of Northwest Natural Gas Company, and a director of Canadian Pacific Railway. Ms. Peverett also serves as a director of Encana Corporation and chairs its Audit Committee but will not be standing for re-election in 2017. Ms. Peverett earned a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is also a Certified Management Accountant, a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Gale Rubenstein is a partner of the law firm Goodmans LLP and a member of the firm’s Executive Committee. Ms. Rubenstein was senior counsel to the Pan Canadian Investors Committee for Third Party Structured Asset Backed Commercial Paper, counsel to liquidators of numerous financial institutions, counsel to the Province in connection with the General Motors and Chrysler restructurings and counsel to the Superintendent of Financial Services (Ontario) regarding the Algoma and Stelco restructuring. She has authored numerous papers on the insolvency of insurance companies and banks. She obtained her Bachelor of Laws degree from Osgoode Hall Law School (York University) and is a member of the Canada Deposit Insurance Corporation Advisory Panel on Resolution and a Fellow of the Insolvency Institute of Canada, the Osgoode Hall Alumni Association, the Ontario Heart and Stroke Foundation and Outside the March Theatre Company.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2016, none of the directors or executive officers of Hydro One Inc. beneficially owned, or controlled, directly or indirectly, any common shares of Hydro One Inc.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

•	none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•	none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, chief executive officer or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•	none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

In May 2004, Saskatchewan Wheat Pool Inc., a predecessor to Viterra Inc., initiated a disposition of its hog operations, which had been carried on through certain of its subsidiaries, through a court supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra Inc.’s application to effect a re-organization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities at the time.

Mr. Orsino was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM filed for protection under the Companies’ Creditors Arrangement Act (Canada).

Ms. Peverett was a director of Postmedia Network Canada Corp. between April 2013 and January 2016. On October 5, 2016, within one year of Ms. Peverett’s resignation from the board of directors, Postmedia completed a recapitalization transaction (the recapitalization transaction) pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. As part of the recapitalization transaction, approximately US $268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Inc., nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.

CORPORATE GOVERNANCE

Hydro One and the Board recognize the importance of corporate governance to the effective long term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.

Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its Chief Executive Officer, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with November 2015 closing of the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s Annual Information Form dated March 27, 2017 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com. Also see the Annual MD&A under the heading “Related Party Transactions”.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders also did not transfer title to assets located on Reserves, which assets are held by the Ontario Energy Financial Corporation. For more information, see the Annual MD&A under the subheading “Risk Management and Risk Factors – Risk from Transfer of Assets Located on Reserves”.

Hydro One is obligated under the transfer orders to manage both the trust assets (until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One) and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.

Departure Taxes

By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax were, in general, based on the amount of tax that Hydro One would otherwise be liable to pay under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) if it was not exempt from taxes under those statutes.

In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) ceased to apply. Under the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario), Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling $2.6 billion in respect thereof, calculated by reference to the Income Tax Act (Canada) (“departure tax”).

Hydro One Inc. also paid the Ontario Electricity Financial Corporation approximately $0.2 billion in additional payments in lieu of tax in connection with the initial public offering and approximately $0.1 billion in other payments in lieu of tax instalments.

For a discussion of the departure tax and the related financial implications on the Company, see the Annual MD&A under the heading “Related Party Transactions”.

MATERIAL CONTRACTS

The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)	(i)	a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)	a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)	an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)	a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)	an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)	a twelfth supplemental trust indenture dated as of October 18, 2007 relating to the issuance of Series 13 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on October 18, 2007 and $300,000,000 was drawn down on March 3, 2008, pursuant to the Trust Indenture;

(vii)	a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(viii)	a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(ix)	a nineteenth supplemental trust indenture dated as of March 15, 2010 relating to the issuance of Series 20 Notes in the aggregate principal amount of

$1,000,000,000, of which $300,000,000 was drawn down on March 15, 2010, pursuant to the Trust Indenture;

(x)	a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;

(xi)	a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(xii)	a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiii)	a twenty-fifth supplemental trust indenture dated as of January 13, 2012 relating to the issuance of Series 25 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 13, 2012, and $300,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiv)	a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xv)	a twenty-eighth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 28 Notes in the aggregate principal amount of $1,000,000,000, of which $750,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xvi)	a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xvii)	a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xviii)	a thirty-first supplemental trust indenture dated as of March 21, 2014 relating to the issuance of Series 31 Notes in the aggregate principal amount of $1,000,000,000 of which $125,000,000 was drawn down on March 21, 2014, $50,000,000 was drawn down on May 14, 2014, and $53,000,000 was drawn down on June 24, 2014, pursuant to the Trust Indenture;

(xix)	a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture;

(xx)	a thirty-third supplemental trust indenture dated as of April 30, 2015 relating to the issuance of Series 33 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on April 30, 2015, pursuant to the Trust Indenture;

(xxi)	a thirty-fourth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 34 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxii)	a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxiii)	a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxiv)	a thirty-seventh supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 37 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture; and

(xxv)	a thirty-eighth supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 38 Notes in the aggregate principal amount of $1,000,000,000 of which $450,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)	the underwriting agreement (the “Underwriting Agreement”) dated October 29, 2015, between Hydro One Limited, Hydro One Inc., the Province and a syndicate of underwriters pursuant to which the underwriters agreed to purchase, and the Province agreed to sell 81,100,000 common shares (such number of shares subsequently increased to an aggregate of 89,250,000 common shares) of Hydro One Limited at a price of $20.50 per share. The Underwriting Agreement provides that Hydro One Limited and Hydro One Inc. will jointly and severally indemnify the underwriters and each of their respective affiliates, and their directors, officers, partners, employees, agents and controlling persons against certain liabilities, including liabilities under Canadian securities legislation.

(c)

a dealer agreement (the “Dealer Agreement”) dated December 14, 2015 between the Company and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $3,500,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. A certification motion in the class action is pending. Due to the preliminary stage of legal proceedings, an estimate of a possible loss related to this claim cannot be made.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the consolidated financial statements of Hydro One Inc. as at and for the years ended December 31, 2016 and December 31, 2015. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to Hydro One Inc. under all relevant US professional and regulatory standards.

TRUSTEE AND REGISTRARS

The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Inc. may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes to the consolidated financial statements of Hydro One Inc. for 2016.

STATEMENT OF EXECUTIVE COMPENSATION

Hydro One Inc.’s Statement of Executive Compensation is set out under Schedule “A” hereto.

SCHEDULE “A”

STATEMENT OF EXECUTIVE COMPENSATION

I. Background

Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited. The Board, and the human resources committee of the Board, are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References in this Schedule “A” to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”) and the Executive Vice-President, Chief Legal Officer of Hydro One Inc. have the same titles and roles in Hydro One Limited. The Executive Vice President, Customer Care and Corporate Affairs is a position held only in Hydro One Networks Inc. Although decisions may be made jointly, they do not result in duplicative compensation paid at both Hydro One Limited and Hydro One Inc. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Capitalized terms used in this Schedule “A” and not herein defined have the meaning given to such terms in the annual information form to which this Schedule “A” is attached.

II. Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information regarding Hydro One’s compensation philosophy, as well as its practices, policies and plans. In particular, it includes disclosure about the President and CEO, the CFO and the three other most highly compensated executive officers who provided services to the Company during 2016 (collectively, the “NEOs”):

Name	Title	Summary of Information
Mayo Schmidt	President and Chief Executive Officer	See Pages 62, 63 and 64

Michael Vels	Chief Financial Officer	See Pages 64, 65 and 66

Gregory Kiraly	Chief Operating Officer	See Pages 66 and 67

Ferio Pugliese	Executive Vice President, Customer Care and Corporate Affairs	See Pages 67, 68 and 69

James Scarlett	Executive Vice President, Chief Legal Officer	See Pages 69 and 70

a. Compensation Philosophy and Guiding Principles

Hydro One’s executive compensation program seeks to provide total compensation opportunities that are market competitive and attract, retain, motivate and reward highly qualified executives with the calibre of talent and skills necessary to deliver on its corporate strategy, grow its business and increase shareholder value. Hydro One is focused on becoming a more competitive and commercially-oriented company with increased accountability for the Company’s outcomes and a greater linkage between the Company’s compensation programs, employee performance, productivity and efficiencies. The Company’s compensation strategy is guided by the following principles which are reflected in the compensation arrangements for our NEOs:

Principle	Objective
Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over the short and long term horizon to reinforce our strategic business objectives and a performance-oriented culture.

Long term focus	To reward sustainable growth that supports long term value creation for shareholders and customers.

Market competitive	To attract and retain high performing employees with compensation targeted at or around the market median, but with pay outcomes that can pay above the median depending on performance.

Individual accountability	To foster a culture of individual ownership and accountability.

Balanced approach to risk	To support an appropriate level of risk taking that balances short and long term company objectives.

Shared responsibility	To require employees to share responsibility for compensation risks and responsibilities.

Simple and integrated	To provide programs that are simple to understand and administer and will communicate the integrated value of monetary and non-monetary rewards.

Our compensation strategy is guided by these guiding principles which are reflected in the compensation arrangements for our NEOs.

b. Key Performance Measures

For 2016, Hydro One used a mix of financial and non-financial performance measures to support its compensation guidelines and drive Company performance.

Key performance measures	How they are used in Hydro One’s executive compensation plans
Financial Measures

Net Income of Hydro One Limited	Short term incentive – to increase shareholder value of Hydro One Limited (and indirectly, Hydro One) by increasing earnings.

Three-year Average Earnings Per Share / Dividend Rate of Hydro One Limited	Long term incentive - PSUs – to encourage a sustained increase in shareholder value of Hydro One Limited (and indirectly, Hydro One) over a three-year period.

Non-Financial Measures

Safety	Short term incentive – to reinforce the importance of keeping our employees and customers safe.

Customer-related Measures	Short term incentive – to align employees with customer interests.

Work Program Accomplishments	Short term incentive – to align employees with regulatory and customer goals.

c. Compensation Risk Management

Hydro One’s compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the following:

Pay Mix

The variable component of Hydro One’s compensation program (which includes both short term and long term incentives at Hydro One Limited) represents a sufficient percentage of “at risk” compensation to motivate executives and other employees of the Company to focus on both short term and long term results and performance criteria.

All elements of compensation, together, ensure a balance in the mix of fixed and variable compensation, short term and long term incentives, cash versus equity, and performance-based versus time-based awards.

Capped Payouts	The maximum amount an executive can receive under the STIP is capped at 200% of target. PSUs are also capped at 200% of target.

Effective Design of Long Term Incentive Mix

Long term incentives (currently PSUs and RSUs) will vest over a specific vesting period, with both PSUs and RSUs vesting at the end of the period (with a three-year performance term for PSUs).

A combination of time-vesting and performance-vesting long term incentives and varied performance measures provide a balanced approach to driving performance, avoid undue risk-taking and align management with long term shareholder interests.

Clawbacks	Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that have already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, the value of options, PSUs, RSUs and other equity-based compensation awards, whether vested or unvested, including those which have been paid or settled.

Share Ownership Requirements (concerning Hydro One Limited)	Executives are required to meet share ownership requirements through ownership of shares of Hydro One Limited, management DSUs or RSUs (excluding PSUs and stock options) and must maintain such ownership post-retirement for 24 months (in the case of the President and CEO and CFO) or 12 months (in the case of other executives).

Anti-hedging	Executives are prohibited from hedging or otherwise undermining their alignment with shareholder interests of Hydro One Limited (and indirectly Hydro One) resulting from their holdings of common shares and equity compensation awards of Hydro One Limited.

d. Compensation Governance

Hydro One’s management team, the HRC and our compensation advisors all play a key role in determining compensation for the company’s directors and executives.

The HRC is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the compensation, and attraction and retention of key senior management. Details concerning the HRC, its mandate and its members, are as follows:

Members: Ian Bourne (Chair) Charles Brindamour Marcello (Marc) Caira Christie Clark Margaret (Marianne) Harris Jane Peverett Gale Rubenstein

The HRC must consist of at least three directors, all of whom are independent within the meaning of applicable Canadian securities laws.

Under its mandate, the HRC’s responsibilities include:

•    reviewing the compensation, attraction and retention of key senior management

•    reviewing and recommending to the Board compensation payable, including appropriate performance incentives, to the President and CEO and certain designated employees

•    reviewing the administration of employee compensation and incentive plans and programs and the Company’s pension plans

•    implementing executive share ownership guidelines, the anti-hedging prohibition and the compensation recoupment policy

•    annually reviewing and recommending succession plans for the President and CEO and certain designated employees, and contingency preparedness plans

•    monitoring, reviewing and recommending the Company’s labour relations strategy and collective bargaining mandates and agreements

The HRC’s responsibilities also include ensuring that the Company’s compensation programs are aligned with the Company’s strategic plans and risk profile, retaining appropriate compensation consultants and reviewing the Company’s succession planning and talent management processes for all non-union employees, assessing the integrity of the President and CEO and designated employees, and reviewing the Company’s workplace diversity and inclusion plans and the results of employees’ engagement evaluations.

All of the HRC members have gained relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise. Please refer to the annual information form to which this Schedule “A” is attached for biographical information concerning each member of the HRC. The table below also shows the experience of the current members in various relevant areas.

No. of HRC members with specific experience or expertise
Human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation))	6 of 7

Risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation)	6 of 7

Executive leadership experience (experience as a senior executive/officer of a public company or major organization)	6 of 7

e. Compensation Consultant

1. Hugessen Consulting Inc.

In both 2015 and 2016, the HRC retained Hugessen Consulting Inc. (Hugessen) as compensation advisors independent of management. Hugessen is an independent consulting firm that provides advice to boards and compensation committees on executive compensation. In 2015, Hugessen was retained to assist in the development of a new compensation framework for Hydro One Limited as a public company. In 2016, Hugessen was retained to provide advice on the competitiveness and effectiveness of Hydro One Limited’s and Hydro One’s compensation programs and to provide updates to the HRC on executive compensation best practices and evolving governance trends in both Canada and the United States. All decisions and actions taken by the HRC and the Board have been taken based on numerous factors and circumstances which may, but do not necessarily, reflect the information or advice provided by Hugessen.

Hugessen’s fees incurred during 2016 and 2015 regarding services provided to Hydro One and Hydro One Limited are as follows:

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
Year ended December 31, 2016	104,029	0
Year ended December 31, 2015	316,739	27,178	(1)

Note:

(1)	Fees for consulting services related to director compensation for the board of directors of Hydro One Limited and indirectly, Hydro One’s board of directors.

2. Willis Towers Watson

In 2016, management of Hydro One and Hydro One Limited engaged Willis Towers Watson to perform a variety of advisory services including conducting a risk assessment of its executive compensation program in the context of the Canadian Securities Administrators’ disclosure rules and reviewing the peer groups that were used for benchmarking compensation in 2015.

Willis Towers Watson’s fees incurred during 2016 for the compensation risk assessment and peer group review are as follows:

Year	Executive Compensation Related Fees ($)
Year ended December 31, 2016	18,000

f. Decision-Making Process to Determine Compensation

Hydro One’s decision-making process involves management, the HRC, advice from third party advisors, and the Board for final approval. Joint meetings of the HRC and the board of directors of Hydro One are held with the board of directors of Hydro One Limited, as applicable, to ensure compensation is arrived at on a corporate-wide basis. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) follows in determining compensation. References to actions being taken by the HRC and the Board are also taken simultaneously for both Hydro One and Hydro One Limited, as applicable, to ensure compensation is arrived at on a corporate-wide basis. For example, any LTIP grants must be made by Hydro One Limited and not Hydro One Inc. and certain performance measures for awards (i.e., dividend rate) are only applicable to Hydro One Limited.

Outlined below is a general overview of the process that the company follows in determining compensation:

•	Management recommends program design.

•	The HRC reviews and recommends the program and performance measures to the Board for approval.

•	The HRC approves the compensation payable to the President and CEO’s direct reports who hold an executive vice-president position (including the NEOs).

•	Board approves the compensation payable to the President and CEO after receiving the HRC’s recommendation.

1. Design of the compensation program

Management designs the Hydro One compensation program.

Management presents its recommended compensation program to the HRC, which reviews the recommendations (with its independent advisor), and then provides the HRC’s recommendations to the Board for approval.

Beginning in 2015 and continuing in 2016, Hydro One transitioned from a compensation program that was comprised solely of fixed pay (including benefits) and short term incentive pay (subject to compensation restraint legislation) to a compensation program with a greater proportion of variable “at risk” compensation including a long term incentive component and a stronger performance-based STIP component. The HRC continues to monitor the compensation program to ensure it is achieving its intended results and may refine the program over time to ensure it continues to be aligned with the Company’s strategy and long-term objectives.

2. Choice of performance measures and annual targets

Management suggests objectives for the Company (together with Hydro One Limited) and prepares corporate performance measures with their respective weightings for the incentive plans.

The HRC reviews the corporate performance measures and related weightings proposed by management for the STIP and the LTIP and may accept them or suggest modifications. Once the HRC has completed its review, it recommends the corporate performance measures and related weightings to the Board for its approval.

At the beginning of each year, the President and CEO reviews and sets the annual individual objectives and performance measures that will be used to assess the individual performance of each of the President and CEO’s direct reports who hold an executive vice-president position (including the NEOs) for purposes of the STIP. The objectives are designed to support Hydro One’s strategy.

For the President and CEO’s direct reports who hold an executive vice-president position (including the NEOs), the HRC reviews and approves their individual annual objectives and performance measures, with adjustments as appropriate.

Similarly, at the beginning of the year, the HRC reviews and considers the President and CEO’s annual individual objectives and performance measures, may amend them, and then recommends them to the Board for approval.

3. Set targets for executive compensation

With assistance from its independent advisor, the HRC develops and recommends target compensation and variable pay for the direct reports of the President and CEO who hold executive vice-president positions, including the NEOs identified on page 49 after reviewing the results of its benchmarking analysis (see page 57 for information about our benchmarking analysis and compensation peer groups). For other executives, management develops and recommends target compensation and variable pay after reviewing compensation for similar roles and responsibilities within the comparator peer groups. The peer groups used for benchmarking compensation are reviewed annually by the HRC.

4. Assess company performance

Early in the first quarter of every year, management assesses company performance against the corporate performance measures approved by the Board and makes recommendations on the results to the HRC.

The HRC reviews management’s recommendations, together with input from its independent advisor, considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period that affect the applicable performance objective and recommends to the Board for approval the degree to which Corporate performance measures for the incentive plans were met.

The Board reviews the recommendations of the HRC and approves the Company performance results for compensation purposes.

5. Assess individual performance

In reviewing the performance and compensation of his direct reports who hold an executive vice-president position (including the NEOs), the President and CEO:

•	assesses their performance against their annual objectives;

•	recommends to the HRC their salary, short term incentive awards and long term incentive awards, taking into account past performance, previous awards, future potential and market position.

The HRC completes an in-depth assessment of the President and CEO’s individual performance in leading the Company towards its corporate goals and executing against Hydro One’s long term strategy, including:

•	overall company performance;

•	implementation of the President and CEO’s strategies to increase shareholder value; and

•	achievement of the President and CEO’s annual objectives.

6. Award compensation

The HRC reviews, finalizes and approves the compensation, including base salary and incentive awards of the President and CEO’s direct reports who hold an executive vice-president position (including NEOs).

The President and CEO is not involved in determining his own compensation. The HRC reviews the President and CEO’s self-assessment (and consults with its independent advisor) before considering his compensation.

The HRC’s independent advisor, if required, may provide an analysis for the HRC to review when making its decisions about President and CEO compensation.

Following such review, the HRC recommends the compensation of the President and CEO to the Board for approval.

g. Approach to Compensation

The following section discusses the compensation structure, programs and significant elements of compensation for the Company’s NEOs, namely, the President and CEO, the CFO and the three other most highly compensated executive officers.

The target total direct compensation for 2016 for all executives, including the NEOs, was set by the Board, taking a range of factors into account, including its stated compensation philosophy to be at or around the median of the relevant peer groups as well as comparing executives’ compensation relative to each other. Actual compensation takes into consideration each individual’s performance as well as skills and experience as benchmarked thorough an extensive executive search process.    Each role requires a high level of skill and proven experience with large, complex publicly traded enterprises, either as an executive with, or an advisor to, such enterprises. For details on their 2016 target total direct compensation and actual compensation, see their individual compensation profiles starting on page 62.

Benchmarking and Pay Positioning for President and CEO and the CFO

The compensation philosophy of the Company and Hydro One Limited is to provide total compensation opportunities that are competitive in the context of relevant peer groups for various management levels.

For purposes of determining the compensation for the President and CEO and the CFO, the Company identified a primary reference group consisting of the four largest utilities listed on the TSX plus four other TSX listed companies within the broader energy industry of comparable size and scope of operations to Hydro One. These eight companies are listed in the following table:

Compensation Peer Group
Fortis Inc.	ATCO Inc.

Emera Incorporated	TransAlta Corp.

Pembina Pipeline Corporation	Keyera Corp.

AltaGas Ltd.	Inter Pipeline Ltd.

In selecting this group of peers, the Company considered scoping criteria that are reflective of the size, scale and complexity of Hydro One’s businesses, including revenue, assets, market capitalization and enterprise value. Companies were selected generally based on a range of approximately 0.5x to 2.0x of Hydro One Limited’s (and indirectly, Hydro One’s) positioning on these criteria.

Benchmarking and Pay Positioning for NEOs other than President and CEO and the CFO

Compensation for 2016 for all executives (including the NEOs other than the President and CEO and the CFO) reflected consideration of a separate compensation peer group consisting of 21 Canadian-based entities that had been selected in 2015 based on criteria such as organizations with revenue of at least $1 billion, reporting in the heavy industrial sector, with a large unionized workforce, a pay-for-performance culture, and many engineering/technologist job positions.

These 21 companies are listed in the following table (the bolded companies have been included in the primary peer group for the President and CEO and the CFO):

Core Utility Peers	Other –Asset Intensive Companies
AltaGas	Agrium Inc.

ATCO Group	Bombardier Inc.

Capital Power Corporation	Canadian National Railway

Emera Inc.	Canadian Pacific Railway Ltd.

Enbridge Inc.	Canadian Tire Corporation

Fortis Inc.	CGI Group Inc.

Inter Pipeline Ltd.	Intact Financial Corporation

Keyera Corp.	Rogers Communications Inc.

Pembina Pipeline Corporation	SNC Lavalin Group Inc.

TransAlta Corp.	Telus Corporation

Core Utility Peers	Other –Asset Intensive Companies

TransCanada Corporation

Components of Compensation

Hydro One’s compensation structure includes base salary, an annual short term incentive, long term incentive (at Hydro One Limited) and benefits. The human resources committee of Hydro One Limited has determined that, in 2016, only PSUs and RSUs would be awarded under the LTIP. Awards under the STIP for the NEOs was based on achievement of Company and individual goals and with 80% allocated to Company goals and 20% to individual goals. Company goals may include goals for Hydro One Limited.

The table below describes the components of compensation for the Company’s NEOs.

	Component	Form	Objectives
Fixed	Base Salary	Cash Annual base salaries are based on job function, individual performance and experience and market competitiveness.	• Attract and retain talent, as well as provide a predictable and steady income.
	Pension	New defined contribution pension plan for NEOs and new hires(1)	• Provide market-competitive retirement arrangements to attract and retain talent, while moving toward more sustainable pension plans.
	Benefits	Group health, life and disability benefits	• The NEOs participate in benefit programs and flexible benefits plans available to all employees.

Variable	Short Term Incentive	Cash - executives can choose to receive some or all in the form of DSUs (“management DSUs”) available under the management deferred share unit plan adopted by Hydro One Limited

•       Motivate and reward achievement of annual business and financial performance objectives. A portion of annual incentives are tied to corporate and individual performance measures aligned with annual objectives.

	Long Term Incentive	PSUs and RSUs Award is made as a percentage of base salary; in 2016, award was an equal allocation of PSUs and RSUs. In 2017, grants will be allocated 60% to PSUs and 40% to RSUs.	• Motivate and align executives with long term strategy and shareholders’ interests.

	Non-union employee share ownership plan	Market-purchased shares of Hydro One Limited acquired by payroll deduction up to a maximum 6% of base salary with a 50% match(2)	• Encourage share ownership of Hydro One Limited and increase alignment with shareholders’ interests of Hydro One Limited (and indirectly, Hydro One).

Notes:

(1)

The existing Hydro One DBPP which was originally established on December 31, 1999 by Hydro One Inc. was closed to new non-union employees effective September 30, 2015. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the Hydro One DBPP as of September 30, 2015 participate in the Hydro One DCPP effective

January 1, 2016. Existing non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP. For further details on the existing defined benefit registered pension plan, see “Defined Benefit Registered Pension Plan” starting on page 75.

(2)	In 2015, Hydro One Limited also introduced share grant plans for qualifying union-represented employees. While these plans do not affect Hydro One’s executives (including the NEOs) or non-union employees, they increase the alignment of eligible unionized employees in the success of Hydro One. In addition, the Company also introduced a Society Represented Employee Share Ownership Plan (“Society ESOP Plan”) to enable certain eligible employees that are represented by the Society of Energy Professionals (“Society-represented employees”) to acquire common shares of Hydro One Limited in a convenient and regular method through payroll deduction. The eligible Society-represented employees are permitted to contribute a maximum of 4% of their base salary with a company match of 25%. The vesting period for the Society ESOP Plan is 2 years. In addition, the eligible Society-represented employees can only participate in either the share grant plan or the Society ESOP Plan, but not both.

About the Short Term Incentive Plan

Hydro One’s STIP is designed to, among other things:

•	reward participants for achievement of annual Company and individual performance goals; and

•	focus on the drivers of value creation.

The Company’s STIP is available to all full time non-union employees, including executives. Company goals and performance may include goals and performance of Hydro One Limited. Provided below is a summary of the components of the short term incentive plan.

Component of the Short Term Incentive Plan	Impact on Award

How the award is determined

The amount of the award is a function of the executive’s incentive target, company performance and his or her individual performance.

For NEOs, weighting is 80% Company performance and 20% individual performance.

Company performance	Company performance is based on financial and non-financial measures as detailed starting on page 50.

Individual performance	Individual performance is assessed based on the achievement of Company aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEOs compensation profile starting on page 62.

Range of awards	Awards may range from 0 to 200% of target.
HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Payout	Cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

About the Long Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are allowed to participate) was introduced in 2015, with first grants were made in early 2016. It is designed to, among other things:

•	reward executives for longer-term value creation;

•	attract and retain talent; and

•	foster alignment with shareholder interests

The LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the human resources committee of Hydro One Limited. Non-employee directors are not eligible to participate. Awards under the LTIP are expected to be settled in newly issued common shares of Hydro One Limited. Provided below is a summary of the components of the LTIP as implemented by the human resources committee of Hydro One Limited in respect of specific grants under the LTIP in 2016.

Types of Awards

PSUs. A performance share unit is an award that entitles the participant to receive common share(s) of Hydro One Limited in the future subject to the achievement of specified performance criteria. Below the performance threshold, the participant will receive no common shares. At target performance, the participant will receive one common share. At maximum performance, the participant will receive two common shares.

RSUs. A restricted share unit is an award that entitles the participant to receive one common share of Hydro One Limited in the future, subject to continued employment during the vesting period.

While none of the following have been granted, the LTIP also allows grants of options, share appreciation rights, restricted shares, deferred share units and other share based awards at the discretion of the human resources committee of Hydro One Limited.

Vesting	Unless otherwise determined by the human resources committee of Hydro One Limited.

PSUs: Awards granted in 2016 vest at the end of the three year performance period (December 31, 2018), subject to a performance multiplier of 0 to 200% based on achievement of specific performance measures.

RSUs: Awards granted in 2016 vest on December 31, 2018, with the exception of special grants for new hires.

Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement.

Human Resources Committee and Board of Hydro One Limited Judgment	For PSUs, the human resources committee of Hydro One Limited considers whether adjustments are necessary or appropriate to reflect events occurring during the performance period.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions.

LTIP Grants in 2016

The aggregate value of PSU and RSU grants for each NEO is calculated as a percentage of the NEO’s base salary at the time of grant. In 2016, this value was divided equally between PSUs and RSUs. On November 11, 2016 the board of directors of Hydro One Limited approved a change to the allocation for 2017 such that the grant value will be allocated 60% to PSUs and 40% to RSUs. This will result in a higher at-risk element of compensation for the NEOs as it increases the proportion of incentives subject to performance measures.

On March 31, 2016, the board of directors of Hydro One Limited granted PSUs and RSUs to various executives including the President and CEO and the CFO. For the other NEOs, the board of directors of Hydro One Limited granted PSUs and RSUs on the date of their first day of employment based on the LTIP targets established for their specific role and as benchmarked against the relevant peer groups.

Each PSU granted in 2016 vests on December 31, 2018, subject to achieving certain performance thresholds for the three-year average earnings per share for the period from January 1, 2016 to December 31, 2018 (the “performance period”) and provided that the average dividend rate is not decreased for any rolling 12 months during the performance period. In the event the average dividend rate is decreased for any rolling 12 months during the performance period, no PSUs will vest regardless of whether the performance thresholds are met. In respect of the performance thresholds, below a certain performance threshold, no PSUs will vest. At the target performance threshold (assuming the dividend rate is not reduced for any rolling 12 month during the performance period), the PSUs vest at the target level of 100% and will entitle the holder to one common share for each PSU granted. At or above the maximum performance threshold (assuming the average dividend rate is not reduced for any rolling 12 months during the performance period), the PSUs vest at the maximum level of 200% and will entitle the holder to two common shares for each PSU granted. Between performance thresholds, PSUs are earned on an interpolated basis. For greater clarity, the average dividend rate for any rolling 12 months during the performance period may not be lower than the annualized quarterly dividend rate at the time of grant.

Each RSU granted in 2016 vests on December 31, 2018, assuming the individual has remained employed by the company or its subsidiaries through such date, except in respect of certain RSUs granted to Mr. Pugliese which vest on May 31, 2017 and May 31, 2018. The vesting periods for these specific RSUs granted to Mr. Pugliese align with short-term incentive plan payouts and long-term incentive plan payouts which were forfeited by Mr. Pugliese as a result of his departure from his former employer.    Each vested RSU entitles the holder to one common share.

For further details on the grants of PSUs and RSUs made to the NEOs, see “2016 Compensation Profiles” below.

Compensation Mix

Set out below is the compensation mix for 2016 total direct compensation at target for the President and CEO, the CFO and the NEOs.

Named Executive Officer		Base Salary	Short Term Incentive(1)	Long Term Incentive
				PSUs	RSUs
Mayo Schmidt, President and Chief Executive Officer	Target	$850,000	90% of base salary	140% of base salary	140% of base salary
	Percentage total direct compensation	21%	19%	30%	30%

Michael Vels, Chief Financial Officer	Target	$500,000	60% of base salary	70% of base salary	70% of base salary
	Percentage total direct compensation	33%	20%	23.5%	23.5%

Gregory Kiraly Chief Operating Officer	Target	$550,000	70% of base salary	97.5% of base salary	97.5% of base salary
	Percentage total direct compensation	27%	19%	27%	27%

Ferio Pugliese EVP, Customer Care and Corporate Affairs	Target	$525,000	70% of base salary	90% of base salary	90% of base salary
	Percentage total direct compensation	29%	20%	25.5%	25.5%

James Scarlett EVP and Chief Legal Officer	Target	$500,000	70% of base salary	90% of base salary	90% of base salary
	Percentage total direct compensation	29%	20%	25.5%	25.5%

Note:

(1)	Each of the President and Chief Executive Officer and the CFO may elect to receive up to 100% of his annual incentive bonus as management DSUs. Mr. Pugliese, Mr. Kiraly and Mr. Scarlett were not eligible to make such an election in 2016.

h. 2016 Compensation Profiles

The 2016 compensation profiles for the NEOs are presented below.

President and CEO

Mayo Schmidt is the President and Chief Executive Officer of Hydro One. Prior to joining Hydro One, Mr. Schmidt served as President and CEO at Viterra Inc., a global food ingredients company operating in 14 countries. Early in his career, Mr. Schmidt held a number of key management positions of increasing responsibility at General Mills, Inc. until he joined ConAgra as President of their Canadian operations and spearheaded ConAgra’s expansion into Canada. In 2007, he led a $2.0 billion acquisition of Agricore United, then a $2.2 billion acquisition of ABB, Australia’s leading agriculture corporation, growing Viterra Inc. from a $200 million market capitalization to finally a sale in 2012 for over $7.5 billion. Mr.

Schmidt currently sits on the Board of Directors of Agrium Inc. as Chairman of the Governance Committee and Chairman of the Special Committee for the Merger of Equals of Agrium and Potash Corp. forming a $38 billion global fertilizer giant. He is a member of Harvard University Private and Public, Scientific, Academic and Consumer Food Policy Group, and is on Washburn University’s Foundation Board of Trustees. Mr. Schmidt received his Honourary Doctorate of Commerce from Washburn in 2016 and his B.B.A. from Washburn in 1980.

As President and CEO, Mr. Schmidt is responsible for transformational leadership of Hydro One Limited and its subsidiaries (including Hydro One) from a corporation wholly-owned by the Province to a publicly-traded commercial enterprise that has a strategy for growth; a strong customer-oriented business focus; operational leadership to improve performance, productivity, manage costs and enhance shareholder value; and a culture that prioritizes the well-being and safety of all Hydro One employees and the safety of the public Hydro One serves.

2016 Target Total Direct Compensation
Base Salary	$ 850,000
Short Term Incentive	$ 765,000 (90% of base salary)
Long Term Incentive	$2,380,000 (280% of base salary)
Target Total Direct Compensation	$3,995,000

2016 Performance

Mr. Schmidt successfully spearheaded the transformation of Hydro One Limited (and indirectly Hydro One) in its first full year as a public company with numerous achievements and milestones.

In 2016, Mr. Schmidt completed his executive leadership team based on their collective ability to lead and execute the company’s long-term strategic priorities and objectives. His executive team now consists of Judy McKellar - Executive Vice President and Chief Human Resources Officer, Michael Vels - Chief Financial Officer, Greg Kiraly - Chief Operating Officer, Paul Barry - Executive Vice President, Strategy and Corporate Development, Ferio Pugliese - Executive Vice President, Customer Care and Corporate Affairs and James Scarlett - Executive Vice President and Chief Legal Officer.

Under Mr. Schmidt’s leadership, the company has made significant progress toward changing the culture of the company to a commercial organization that is customer focused and performance driven. In keeping with this initiative, the company has delivered productivity savings of approximately $25 million (capital and OM&A) while responsibly investing in the province’s electrical infrastructure to sustain a strong, modern and reliable grid. The company achieved its best annual health and safety performance recordable rate of 1.1, exceeding the company’s target of 1.6 and bringing it close to a world-class level of below l.0.

Significant progress has been made and is continuing in building and furthering relationships with key stakeholders. Noteworthy achievements include advancing initiatives for customers aimed at making electricity rates affordable in Ontario, launching Hydro One’s Winter Relief Program which helped 1,400 customers reconnect their electricity service for the winter, and establishing a First Nations and Métis outreach program.

The company strengthened its capabilities to acquire and integrate other electric utilities, thereby positioning Hydro One for future earnings growth. We purchased Great Lakes Power for $376 million, increasing Hydro One’s transmission market share in Ontario to 98%. Two previously acquired electricity distributors, Haldimand Hydro and Woodstock Hydro were successfully integrated into Hydro One, and in August 2016, Hydro One agreed to purchase Orillia Power.

Mr. Schmidt also oversaw a two year transmission cost-of-service rate application before the OEB applying some of the principles of the OEB’s renewed regulatory framework. This was the company’s first ever filing as a commercial organization and it incorporated extensive customer engagement. The company also made important progress this year on the regulatory front, where it now has a plan with a clear line of sight to the imminent transition from a cost of service-based regulatory model to a more performance-based, customer-focused regulatory model.

The company’s corporate responsibility culture was recognized on several occasions:

•	In June 2016, Hydro One was ranked as the top utility in the annual ranking of the Corporate Knights: Canada’s Best 50 Corporate Citizens.

•	In December 2016, the company was named one of Greater Toronto’s Top Employers for 2017 as a result of its support of women in trades and the advancement of female employees through initiatives such as the Women in Leadership Accelerated Development program.

•	In early January 2017, the company was named one of Canada’s Top Employers for Young People by Mediacorp on the basis of programs and initiatives we offer to attract and retain younger workers.

2016 Actual Compensation
Base Salary	$850,000	(1)
Short term incentive	$1,170,000	(2)
Long term incentive	$2,379,948	(3)
Total direct compensation	$4,399,948

Notes:

(1)	Mr. Schmidt’s base salary of $850,000 as at December 31, 2016 has remained unchanged since his date of hire in August 2015
(2)	For 2016, Mr. Schmidt was granted a short term incentive award of $1,170,000 representing a full year payout of 153% of his target opportunity. Mr. Schmidt elected to take 100% of his short term incentive award in management DSUs
(3)	In 2016, Mr. Schmidt was granted long term equity incentive awards with an aggregate value on the date of grant of $2,379,948 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 48,950 PSUs and 48,950 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirements. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amounts for Mr. Schmidt for 2016 was $61,942

CFO

Michael Vels is the Chief Financial Officer of Hydro One. Before joining Hydro One, Mr. Vels was the Chief Financial Officer for Maple Leaf Foods Inc. Mr. Vels had over 20 years of experience with Maple Leaf Foods Inc. where he was responsible for leading organizational change, multiple capital market transactions, business acquisitions and divestitures, information technology transformations and restructurings. He also served on the board of directors of Maple Leaf Foods Inc.’s public traded subsidiary, Canada Bread Company, Limited. Mr. Vels led complex multi-divisional finance teams, information solutions and communications and investor relations functions and has considerable experience with mergers, acquisitions and divestitures. He currently serves on the Board of Directors of Canada’s National Ballet School.

Mr. Vels earned a Bachelor of Accountancy from the University of Witwatersrand, in Johannesburg, South Africa. He is a Chartered Accountant (South African Institute of Chartered Accountants) and he has earned his ICD.D (Institute of Corporate Directors) designation.

As CFO, Mr. Vels is responsible for finance and treasury, regulatory, information technology, risk and pensions, and supporting the President and CEO and the Board to achieve transformational change at Hydro One Limited and its subsidiaries (including Hydro One) and implement its strategic objectives.

2016 Target Total Direct Compensation
Base Salary	$ 500,000
Short Term Incentive	$ 300,000 (60% of base salary)
Long Term Incentive	$ 700,000 (140% of base salary)
Target Total Direct Compensation	$1,500,000

2016 Performance

Mr. Vels participated with the President and CEO in a review of the company’s operations immediately after the company’s initial public offering to set regulatory strategy, identify potential efficiency improvements, improve capital and procurement processes and begin the transformation of the company to a customer focused, commercial organization.

Mr. Vels led the regulatory organization in filing and defending a transmission application that is customer focused and performance driven, with scorecards, and outcome measures that reflect management’s new direction, responsive to a new customer engagement process. The Information Solutions group prepared a comprehensive strategy to reduce costs, increase security and become more business focused, with aggressive process and cost improvement goals for the next three years that will add value and enable the business to achieve its transformational goals. During 2016, the Information Solutions group achieved productivity savings in the amount of $5.5 million.

Mr. Vels strengthened process and capabilities to acquire and integrate other electric utilities to enable more future acquisitions. The company purchased Great Lakes Power in a competitive bid process, increasing Hydro One’s transmission market share in Ontario to 98%. Two previously acquired electricity distributors, Haldimand Hydro and Woodstock Hydro were successfully integrated into Hydro One using new processes and governance and, in August 2016, Hydro One agreed to purchase Orillia Power.

The Finance group undertook several projects to simplify and eliminate processes and policies that were not efficient, reducing redundant policies by approximately 80%, and building a higher quality, lower cost control framework for President and CEO and CFO controls certification. Business case preparation was strengthened and streamlined. Significant progress was made to improve scorecards, metrics and outcome measures to enable better visibility of business progress, including a new performance-based scorecard to support the company’s new compensation systems.

Mr. Vels led the successful secondary offering of approximately $1.97 billion of common shares by the Province of Ontario, and the issuance of approximately $2.3 billion in aggregate of public debt at historically low coupons and competitive A rated credit spreads. The company’s Investor Relations group increased equity analyst coverage to 15 analysts and received an award for Best Investor Relations for an IPO in respect of its November 2015 initial public offering.

2016 Actual Compensation
Base Salary	$500,000	(1)
Short term incentive	$447,444	(2)
Long term incentive	$700,128	(3)
Total direct compensation	$1,647,572

Notes:

(1)	Mr. Vels’ base salary of $500,000 as at December 31, 2016 remains unchanged since his date of hire in July 2015.
(2)	Mr. Vels was granted a short term incentive award of $447,444 representing a full year payout of 149% of his target opportunity
(3)	Mr. Vels was granted long term equity incentive awards with an aggregate value on the date of grant of $700,128 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 14,400 PSUs and 14,400 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirements. The amounts shown exclude dividend equivalent amounts earned on the PSUs and the RSUs granted. The dividend equivalent amount for Mr. Vels was $18,221

COO

Effective September 12, 2016, Gregory Kiraly was appointed to the role of COO of Hydro One.

As COO, Mr. Kiraly oversees the transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance and Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Procurement; and the Telecom and Remote Communities subsidiaries. Mr. Kiraly is a power and utilities executive with 30 years of experience. He has an extensive background in energy transmission and distribution, in both electricity and gas, having served in various executive leadership roles across three of the largest investor-owned utilities in the U.S.; Pacific Gas and Electric (PG&E), Commonwealth Edison (ComEd), and Public Service Electric & Gas Company (PSE&G).

Mr. Kiraly most recently held the role of Senior Vice President, Electric Transmission and Distribution for PG&E in San Francisco, and also served in several other key executive assignments over the past eight years. Prior to joining PG&E, Mr. Kiraly held executive-level positions at Capital Commonwealth Edison (Exelon) in Chicago from 2000-2008 in the areas of Distribution System Operations, Construction and Maintenance, and Energy Delivery. Prior to ComEd, Mr. Kiraly started his career at PSE&G in New Jersey, having served in various leadership roles over fifteen years, where his accountabilities focused on Health and Safety, Electric and Gas Distribution.

2016 Target Total Direct Compensation
Base Salary	$ 550,000
Short Term Incentive	$ 385,000 (70% of base salary)
Long Term Incentive	$1,072,500 (195% of base salary)
Target Total Direct Compensation	$2,007,500

2016 Performance

The company achieved a 33% year over year improvement in safety performance and a significant improvement in transmission reliability. As a result of improved processes and enhanced governance, major construction projects, with varying degrees of complexity, were completed. Additionally, productivity savings in the amount of $14.1 million were achieved as a result of lines and forestry initiatives and supplier/procurement consolidations/efficiencies.

2016 Actual Compensation
Base Salary	$169,230	(1)
Short term incentive	$166,363	(2)
Long term incentive	$1,072,744	(3)
Total direct compensation	$1,408,337

Notes:

(1)	Mr. Kiraly’s base salary was set at $550,000
(2)	For 2016, Mr. Kiraly was granted a short term incentive award of $166,363 representing a payout of 142% of his target opportunity prorated for the length of his service in 2016
(3)	In 2016, Mr. Kiraly was granted long term equity incentive awards with an aggregate value on the date of grant of $1,072,744 consistent with the terms of his employment agreement (subject to rounding). These awards were granted in the form of 20,830 PSUs and 20,830 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirements. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount for Mr. Kiraly for 2016 was $9,690

Executive Vice-President, Customer Care and Corporate Affairs

Effective September 9, 2016, Ferio Pugliese was appointed to the role of Executive Vice President, Customer Care and Corporate Affairs of Hydro One Networks Inc.

Prior to his appointment, Mr. Pugliese held progressively senior leadership roles in hospitality, pulp and paper and airline industries with responsibility for human resources, operations and customer service. Since 2007, Mr. Pugliese was a member of the Executive Leadership team at Westjet Airlines serving as WestJet’s Executive Vice President People, Culture and Inflight Services and in 2013 led the launch and successful operation of the company’s regional airline as President of WestJet Encore. WestJet Encore was recognized for having the continent’s top on-time performance for regional airlines in 2015. Mr. Pugliese is highly recognized as a market leader in customer service and brings expertise in building and leading a winning culture focused on serving customers and communities.

Mr. Pugliese was recognized by Caldwell Partners as one of Canada’s Top 40 under 40 in 2007. He holds a Master of Arts degree in Adult Education from Central Michigan University, an Honours Bachelor of Arts degree in Social Science and an Honours Bachelor of Commerce degree from the University of Windsor.

2016 Target Total Direct Compensation
Base Salary	$ 525,000
Short Term Incentive	$ 367,500 (70% of base salary)
Long Term Incentive	$ 945,000 (180% of base salary)
Target Total Direct Compensation	$1,837,500

2016 Performance

In 2016, the Customer Care and Corporate Affairs line of business delivered the following improvements to the business: achieved productivity savings of $1.8 million as a result of billing initiatives; the contact centre received 2.7 million calls in 2016, of which 78% were answered in 30 seconds; billing accuracy exceeded the OEB’s year-end target of 98%; a renewed focus on the collections program led to a $31 million decrease (21%) year-over-year in the overdue receivables balance; and the company met its 2016 conservation and demand management energy savings targets.

Using valuable expertise and insight, Mr. Pugliese helped advance affordability initiatives for customers aimed at making electricity rates affordable in Ontario. Mr. Pugliese also began undertaking a full review of the company’s customer-facing policies. This included the launch of Hydro One’s Winter Relief program in December 2016. This new initiative helped 1,400 customers who were experiencing extreme hardship get their electricity service reconnected for the winter.

Mr. Pugliese also helped advance Hydro One’s relationships with First Nations customers. His team visited 11 high-priority First Nations communities across the province and conducted over 500 one-on-one sessions with customers to answer their billing questions and address specific issues related to affordability program enrolment.

In 2016, Hydro One received the 2016 ESource Utility Ad Awards, 2016 Summit Creative Awards, 2016 IABC OVATION Awards and Corporate Knights Canada’s top utility on measures of corporate social responsibility.

2016 Actual Compensation
Base Salary	$163,557	(1)
Short term incentive	$163,093	(2)
Long term incentive	$945,152	(3)
Special Awards – STIP	$192,787	(4)

Special Awards – LTIP	$1,399,802	(4)
Total direct compensation	$2,864,391

Notes:

(1)	Mr. Pugliese’s base salary was set at $525,000
(2)	For 2016, Mr. Pugliese was granted a short term incentive award of $163,093 representing a payout of 142% of his target opportunity pro-rated for the length of his service in 2016
(3)	In 2016, Mr. Pugliese was granted long term equity incentive awards with an aggregate value on the date of grant of $945,152 consistent with the terms of his employment agreement. These awards were granted in the form of 18,190 PSUs and 18,190 RSUs.
(4)	In recognition of the forfeited short-term incentive plan payment as a result of his departure from his former employer, Mr. Pugliese received a one-time attraction incentive payment of $192,787 to reflect the pro-rated portion of the bonus earned at target at his previous employer. This payment was made at the same time the Hydro One 2016 STIP payment was processed in early 2017. In addition, in recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following attraction incentive equity awards in 2016:

•	a one-time award of PSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 PSUs) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the other PSUs granted in 2016, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level;

•	a one-time award of RSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 RSUs) with vesting as follows: 50% vest May 2017 and 50% vest May 2018

Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirements. All equity incentive amounts granted to Mr. Pugliese exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The total dividend equivalent amount for Mr. Pugliese for 2016 was $21,180

Executive Vice-President, Chief Legal Officer

Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One.

Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett is currently a director of Camp Oochigeas, a charity for kids with cancer.

Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. He is highly recognized in his profession having been consistently and repeatedly named to numerous prestigious lists and rankings. In 2015, Mr. Scarlett earned his ICD.D (Institute of Corporate Directors) designation.

2016 Target Total Direct Compensation
Base Salary	$ 500,000
Short Term Incentive	$ 350,000 (70% of base salary)
Long Term Incentive	$ 900,000 (180% of base salary)
Target Total Direct Compensation	$1,750,000

2016 Performance

Mr. Scarlett was instrumental in reducing the company’s external legal costs through a Request For Proposal process. He played a significant role in the company’s affordability initiatives and land use permits negotiations. Mr. Scarlett has been extensively involved in driving results and establishing productive settlement discussions with First Nations communities. He has also played a leadership role in sensitive investigations and third party service issues resulting in successful and low key outcomes.

2016 Actual Compensation
Base Salary	$167,307	(1)
Short term incentive	$166,227	(2)
Long term incentive	$899,888	(3)
Total direct compensation	$1,233,422

Notes:

(1)	Mr. Scarlett’s base salary was set at $500,000
(2)	For 2016, Mr. Scarlett was granted a short term incentive award of $166,227 representing a payout of 142% of his target opportunity pro-rated for the length of his service in 2016
(3)	In 2016, Mr. Scarlett was granted long term equity incentive awards with an aggregate value on the date of grant of $899,888 consistent with the terms of his employment agreement. These awards were granted in the form of 17,180 PSUs and 17,180 RSUs. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirements. The amounts shown exclude dividend equivalent amounts earned on the PSUs and RSUs granted. The dividend equivalent amount for Mr. Scarlett for 2016 was $8,128.

i. 2016 Performance-Based Compensation Determination

Payouts under the STIP for 2016 were based on Hydro One Limited’s (and indirectly Hydro One’s) performance against a balanced corporate scorecard consisting of 10 performance measures and targets which were established at the beginning of 2016. In measuring performance against the targets, the HRC reviewed management’s assessment of Hydro One Limited’s (and indirectly Hydro One Inc.’s) performance against each pre-established measure, and based on this and, using its informed judgement, approved or modified (as appropriate) the ultimate score for each performance measure and the aggregate corporate score.

The following table sets out Hydro One Limited’s (and indirectly Hydro One’s) corporate performance measures for 2016. The Board determined that, with respect to the performance measures, four were at maximum, three exceeded target, two were above threshold and one was below threshold. The HRC recommended, and the Board approved, an overall corporate performance multiplier equal to 153.1% of the target.

Strategic Objectives	Definition	Measure			% Weight	Achievement	% STIP
			Actual	Target
Safety (10%)	Recordable Incidents	Incidents per 200,000 hours	1.1	1.6	10.0%	200.0%	20.0%

Customer (25%)	Transmission (Tx) Satisfaction	% satisfied of total surveyed	79%	80%	5.0%	50.0%	2.5%
	Distribution (Dx) Satisfaction	% satisfied of total surveyed	66%	73%	7.5%	0.0%	0.0%

Strategic Objectives	Definition	Measure			% Weight	Achievement	% STIP
			Actual	Target
	Tx Customer Commitments	% of commitments kept made to Tx Customers	98%	74%	5.0%	200.0%	10.0%
	Dx Customer IT Enablement	Provide Customers tools and technology	3 projects	2 projects	7.5%	200.0%	15.0%

Net Income (40%)	Net Income to Common Shareholders	$ million	721	685	40.0%	170.6%	68.2%

Work Program (25%)	Dx Pole Replacement	# of Poles	12,355	12,000	5.0%	159.2%	8.0%
	Dx Line Clearing	KM Controlled	11,753	11,000	6.3%	168.5%	10.5%
	Tx In Service Capital	$ million	910.2	+3% or -5% (of $910 million)	7.5%	200.0%	15.0%
	Dx In Service Capital	$ million	654.9	+3% or -3% (of $622 million)	6.3%	61.7%	3.9%

					Consolidated STIP Achievement		153.1%

As illustrated by the chart above, Hydro One Limited (and indirectly Hydro One) successfully delivered on its financial and operating plans.

Key accomplishments included the following:

(a)	Injury free workplace: safety results exceeding target validating our continued focus on promoting a safety culture;

(b)	Customer outcomes: well ahead in meeting transmission commitments and achievement of distribution IT enablement projects;

(c)	Net income: exceeded target by 5% primarily due to lower corporate costs and bad debt expenses; and

(d)	Key infrastructure investments: well above target performance in 3 of 4 measures, achieved through effective work planning and project management.

Individual performance which was considered in determining a portion of STIP payments to each NEO is summarized under each of the NEO’s compensation profiles starting on page 62.

III. Compensation Details

Summary Compensation Table

The following table sets out the compensation earned by the NEOs for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, as applicable.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary(1) ($)	Share- based awards ($)(3)(4)(7)	Option- based awards($)	Annual incentive plans(5) ($)		Long- term incentive plans ($)	Pension value(11) ($)		All other compensation(2)(6) ($)		Total compensation ($)

Mayo Schmidt President and Chief Executive Officer	2016	850,000	2,379,948	N/A	1,170,000		N/A	64,024		20,081		4,484,053
	2015	281,154	0	N/A	253,038	(8)	0	0	(10)	825,187	(8)(10)	1,359,379

Michael Vels Chief Financial Officer	2016	500,000	700,128	N/A	447,444		N/A	37,869		13,873		1,699,314
	2015	253,846	0	N/A	152,308	(9)	0	0	(10)	389,654	(9)(10)	795,808

Gregory Kiraly Chief Operating Officer	2016	169,230	1,072,744	N/A	166,363		N/A	8,630		N/A		1,416,967

Ferio Pugliese EVP, Customer Care and Corporate Affairs	2016	163,557	2,344,954	N/A	163,093		N/A	7,955		192,787		2,872,346

James Scarlett EVP and Chief Legal Officer	2016	167,307	899,888	N/A	166,227		N/A	8,653		N/A		1,242,075

Notes:

(1)	Base salaries presented are actual amounts earned for fiscal years 2015 and 2016, as applicable. For the NEOs, they represent pro-rated amounts of their respective annual base salaries for 2015 or 2016, as applicable, depending on the year they joined the company: Mr. Schmidt - $850,000 (2015), Mr. Vels - $500,000 (2015), Mr. Kiraly - $550,000 (2016), Mr. Pugliese - $525,000 (2016) and Mr. Scarlett - $500,000 (2016).
(2)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth more than $50,000 or 10% of their annualized base salary for 2016.
(3)	Each NEO is eligible to receive an annual LTIP award consistent with market practices and quantum for comparative companies as defined by the board. The mix of instruments which will comprise the LTIP award will be determined annually and may vary from year to year at the board’s discretion. In 2016, each NEO was eligible to receive an LTIP award as a percentage of base salary divided equally between PSUs and RSUs (the PSUs and RSUs collectively referred to as the “Awards”). The number of PSUs and RSUs granted pursuant to the Awards were determined by reference to the closing price of the common shares of the Company on the grant date of the Awards. Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement. The amounts shown exclude dividend equivalent amounts earned on the PSUs, RSUs and management DSUs, as applicable. The dividend equivalent amounts for the NEOs in 2016 were as follows: Mr. Schmidt - $61,942, Mr. Vels - $18,221, Mr. Kiraly - $9,690, Mr. Pugliese - $21,180 and Mr. Scarlett - $8,128. In 2017, it is expected that the LTIP award will be in the form of PSUs and RSUs split 60% as to PSUs and 40% as to RSUs .
(4)	The dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs and RSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. As noted, the value of the awards is determined as a percentage of base salary, which is established based on benchmarking data. In 2016, the awards were an equal allocation of PSUs and RSUs.
(5)

The short term incentive awards are attributed to the noted financial year, are based on a percentage of base salary and are paid by April 1 of the following year. Executives can elect to receive up to 100% of the short term incentive awards in management DSUs. In 2016, 44% of executives elected to defer all or a portion of their STIP awards into management DSUs. In 2016, Mr. Schmidt elected to take 100% of his short term incentive award in management DSUs. Mr. Pugliese, Mr. Kiraly and Mr. Scarlett were not eligible to make such an election in 2016. Each NEO, other than the President and CEO and the CFO, was granted a short term incentive award pro-rated for the length of his service in 2016.
(6)	In recognition of the forfeited short-term incentive plan payment as a result of his departure from his former employer, Mr. Pugliese received a one-time attraction incentive payment to reflect the pro-rated portion of the bonus earned at target at his previous employer. This payment was made at the same time the Hydro One 2016 STIP payment was processed in early 2017. For Mr. Schmidt and Mr. Vels, the amounts in this column for 2016 represent the company’s contributions to the Employee Share Ownership Plan made in December 2016 but settled in January 2017.
(7)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following attraction incentive equity awards:

•	a one-time award of 2016 PSUs equivalent to $699,901 (subject to rounding) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the 2016 PSUs, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

•	a one-time award of 2016 RSUs equivalent to $699,901 (subject to rounding) with vesting as follows: 50% vest May 2017 and 50% vest May 2018.

Both PSUs and RSUs accrue dividend equivalents and are settled in common shares in accordance with the performance results and/or vesting requirement. The above dollar amounts exclude dividend equivalents.

(8)	For 2015 only, in place of his long term incentive, Mr. Schmidt received a cash payment in respect of his target long term incentive award of 280% of base salary and a payment in respect of his target short term incentive award of 90% of base salary, in each case pro-rated from his September 3, 2015 start date.
(9)	For 2015 only, in place of his long term incentive, Mr. Vels received a cash payment in respect of his target long term incentive award of 140% of base salary and a payment in respect of his target short term incentive award of 60% of base salary, in each case pro-rated from his July 1, 2015 start date.
(10)	Messrs. Schmidt and Vels did not participate in the Hydro One DBPP in 2015. In lieu of the contribution to the Hydro One DCPP, Messrs. Schmidt and Vels received a cash payment representing the contribution Hydro One would otherwise have made to the Hydro One DCPP. This cash payment was $37,956 for Mr. Schmidt and $34,269 for Mr. Vels and is included under “All other compensation”.
(11)	For Messrs. Schmidt and Vels the amounts include after tax dollars moved to a registered retirement savings plan for their benefit.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding option and share-based awards at Hydro One Limited for the NEOs as of December 31, 2016:

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Mayo Schmidt	N/A	N/A	N/A	N/A	100,447	2,441,890	1,166,928
Michael Vels	N/A	N/A	N/A	N/A	29,549	718,349	N/A
Gregory Kiraly	N/A	N/A	N/A	N/A	42,036	1,082,434	N/A
Ferio Pugliese(3)	N/A	N/A	N/A	N/A	91,075	2,366,134	N/A
James Scarlett	N/A	N/A	N/A	N/A	34,670	908,016	N/A

Notes:

(1)	The HRC has decided not to grant any option-based awards.
(2)	Amounts include all PSUs and RSUs granted in 2016, including dividend equivalents. The amounts assume PSUs vest at target.
(3)	In recognition of the estimated LTIP value forfeited from his previous employer, Mr. Pugliese received the following attraction incentive equity awards in 2016:

a.	a one-time award of PSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 PSUs) with vesting at December 31, 2018 (performance period: January 1, 2016 to December 31, 2018) and contingent on the standard terms and conditions of the other PSUs granted in 2016, including earnings per share relative to the performance targets and maintenance of the annualized dividend rate at a minimum level; and

b.	a one-time award of RSUs equivalent to $699,901 (subject to rounding and in the form of 26,940 RSUs) with vesting as follows: 50% vest May 2017 and 50% vest May 2018.

(4)	Total represents the aggregate value of short term incentive awards the NEOs voluntarily elected to receive as management DSUs, and the dividend equivalents earned as additional management DSUs.

Incentive Plan Awards – Value Vested or Earned during the Year

Name and Principal Position	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)

Mayo Schmidt President and Chief Executive Officer	N/A	1,166,928	1,170,000

Michael Vels Chief Financial Officer	N/A	N/A	447,444

Gregory Kiraly Chief Operating Officer	N/A	N/A	166,363

Ferio Pugliese	N/A	N/A	163,093
EVP, Customer Care and Corporate Affairs

James Scarlett EVP and Chief Legal Officer	N/A	N/A	166,227

Notes:

(1)	The HRC has decided not to grant any option-based awards
(2)	The value of share-based awards that vested, if any, during the fiscal year includes dividend equivalents earned on these awards during the period. Total represents the aggregate value of short term incentive awards (less any pension contributions) the NEO voluntarily elected to receive as management DSUs, and the dividend equivalents earned as additional management DSUs.
(3)	Each NEO, other than the President and CEO and the CFO, was granted a short term incentive award pro-rated for the length of his service in 2016. This column includes the full amount of the short term incentive awards even if a NEO elected to receive all or a portion as management DSUs.

Defined Contribution Pension Plan

All of the NEOs participate in the Hydro One DCPP. The Hydro One DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to Hydro One’s DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility	All new non-union hires on or after September 30, 2015. All of the NEOs participate in the Hydro One DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” section below.

Employer match	Employee contributions are matched by Hydro One.

Pensionable earnings	Base salary plus actual short term incentive (but not exceeding 50% of base salary).

Supplemental plan	Once the total employee and employer contributions for the calendar year has reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease. Employer matching contributions continue, with the after tax amount of such employer contributions made to a non-registered savings plan for the employee’s benefit.

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP as at December 31,
2016.(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Mayo Schmidt President & CEO	0.00	64,024	66,495

Michael Vels Chief Financial Officer	0.00	37,869	41,117

Gregory Kiraly Chief Operating Officer	0.00	8,630	8,724

Ferio Pugliese EVP, Customer Care and Corporate Affairs	0.00	7,955	8,070

James Scarlett EVP and Chief Legal Officer	0.00	8,653	8,948

Note:

(1)	In respect of the President and CEO and the CFO, the totals include after tax amounts made to a non-registered savings plan for their benefit.

Defined Benefit Registered Pension Plan

Hydro One Inc. established the Hydro One DBPP on December 31, 1999. Hydro One manages and invests the assets and liabilities of the pension fund as plan sponsor and administrator of the plan. Hydro One has closed participation in the Hydro One DBPP to new non-union hires effective September 30, 2015. Non-union employees who were eligible members of the Hydro One DBPP as of September 30, 2015 continue to participate in the Hydro One DBPP.

The Hydro One DBPP provides a benefit, in respect of all years of service, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation.

None of the current NEOs participate in the Hydro One DBPP. The NEOs and other new non-union employees hired on or after July 1, 2015 who were not eligible to join the DBPP as of September 30, 2015 participate in the DCPP effective January 1, 2016.

Supplementary Pension Plan Benefits

The Supplementary Pension Plan provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the registered plan. The supplementary pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One Inc.’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

None of the NEOs participate in the supplementary pension plan.

Termination and Change of Control Benefits

Each of the NEOs is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs under various termination scenarios:

Compensation element	Resignation(1)	Retirement(2)	Termination without cause(3)	Termination following change in control(4)(5)	Termination with cause

Severance	None	None	2 x aggregate of base salary plus lower of (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award forfeited	Award forfeited	Award forfeited	Award forfeited

RSUs	Unvested units expire on date of resignation	Continue to vest according to schedule	Unvested units expire on date of termination(6)	Continue to vest according to schedule but only if rolled over to acquirer(6)	Award forfeited

PSUs	Unvested units expire on date of resignation	Continue to vest according to schedule	Unvested units expire on date of termination(6)	Continue to vest according to schedule but only if rolled over to acquiror(6)	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Group health and welfare	Benefits end	Benefits end	Continue for up to 24 months	Continue for up to 24 months	Benefits end

Notes:

(1)	The President and CEO and the CFO may voluntarily resign their employment at any time by giving the board of directors of Hydro One Limited 6 months’ written notice, while the other NEOs must give 3 months written notice to the board of directors of Hydro One Limited.
(2)	An executive is considered to have ‘retired’ if the executive has given six months (three months in the case of the CFO) prior notice with the approval of the board of directors of Hydro One Limited, complies with such conditions as it may require in connection with its approval and as may be reasonably required to facilitate transitional matters and is paid no cash severance payment or retirement allowance or equivalent. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply.
(3)	Payment of such amounts are conditional upon delivery of a full and final release document to the company and compliance with post-employment covenants respecting any applicable non-competition, non-solicitation and non-disparagement and maintaining the confidentiality of Hydro One’s confidential information.
(4)	Treatment only applies to termination by the company without cause or by the executive with good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment. “Good reason” means a material change in title, responsibilities or authority or a material reduction in base salary or in short term and long term incentive opportunity.
(5)	A ‘change in control’ will occur in the following circumstances:

•	more than 50% of the outstanding voting securities of the company are acquired;

•	all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary;

•	an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; or

•	the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act, there would have to be an amendment to such statute for a change in control to occur.

(6)	Pursuant to the terms of the LTIP, the board of directors of Hydro One Limited (or human resources committee of Hydro One Limited if and when the administration of the LTIP is delegated to it) may permit the acceleration of vesting (or lapse of any restricted period) of the LTIP awards.

The NEOs are not eligible for incremental payments or benefits except in the event of a termination by the Company without cause or a resignation by the executive for good reason, both within 24 months following a change in control. The table below shows the incremental payments that would be made to the Company’s NEOs, if such events had occurred on December 31, 2016.

Name	Event	Severance ($)(1)
Mayo Schmidt President and Chief Executive Officer	Termination without cause	3,230,000

Michael Vels Chief Financial Officer	Termination without cause	1,600,000

Greg Kiraly Chief Operating Officer	Termination without cause	1,870,000

Ferio Pugliese EVP, Customer Care and Corporate Affairs	Termination without cause	1,785,000

James Scarlett EVP and Chief Legal Officer	Termination without cause	1,700,000

Note:

(1)	Severance payments are calculated based on annualized salary and the target short term incentive for the fiscal year 2016

IV. Director Compensation

The by-laws of the Company provide that directors may receive such remuneration for their services as the Board may determine, together with reimbursement for all expenses incurred in fulfilment of their duties, including travel expenses. The Company’s director compensation, travel and expense policy applies to non-employee directors. Mr. Schmidt, as President and CEO, does not receive any separate compensation for his service on the Board.

Hydro One Inc.’s directors receive remuneration from Hydro One Limited, in respect of their service as members of the board of directors of both corporations. Directors receive 50% of their annual director retainer as an equity component in the form of common shares or director deferred share units of Hydro One Limited (“director DSUs”). Hydro One Limited adopted a non-employee director deferred share unit plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. A director DSU is an award that entitles the participant to receive an amount equivalent to the value of a common share at settlement following termination of service with Hydro One Limited and its subsidiaries. Director DSUs vest immediately and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited. Directors may also elect to receive up to 100% of their compensation in director DSUs.

The chart below outlines Hydro One Limited’s current director compensation program, which covers compensation for the service by the directors on the Hydro One Inc. board of directors.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	130,000	130,000	260,000
All other directors	80,000	80,000	160,000
Committee chair retainers	20,000	—	20,000
Board/Committee meeting attendance	No meeting fees

Directors also receive a reasonable per meeting allowance for travel and other expenses incurred to attend meetings in accordance with a Company approved policy. No additional compensation is paid to the directors to prepare for Board or committee meetings. For 2016, the directors of Hydro One Limited received all of the equity component of their annual director retainer payable in director DSUs.

Director Compensation Table

The following table provides a summary of the compensation earned by non-employee directors of Hydro One from Hydro One and its subsidiaries for the year ended December 31, 2016:

	Total Compensation				Form of Payment(1)
Name	Board Retainer ($)	Committee Chair Fees ($)	Travel Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as director DSUs(2) ($)	Director DSU Component of Total Compensation (%)
Ian Bourne	160,000	20,000	12,000	192,000	102,000	90,000	50
Charles Brindamour	160,000	N/A	—	160,000	—	160,000	100
Marcello (Marc) Caira	160,000	N/A	—	160,000	—	160,000	100
Christie Clark	160,000	N/A	—	160,000	—	160,000	100
George Cooke	160,000	N/A	—	160,000	—	160,000	100
David F. Denison	260,000	N/A	—	260,000	—	260,000	100
Margaret (Marianne) Harris	160,000	20,000	—	180,000	—	180,000	100
James Hinds	160,000	N/A	—	160,000	—	160,000	100
Kathryn Jackson	160,000	N/A	12,000	172,000	12,000	160,000	100
Roberta Jamieson	160,000	N/A	4,000	164,000	84,000	80,000	50
Frances Lankin	160,000	N/A	10,500	170,500	90,500	80,000	50
Philip S. Orsino	160,000	20,000	—	180,000	90,000	90,000	50
Jane Peverett	160,000	20,000	20,000	200,000	110,000	90,000	50
Gale Rubenstein	160,000	N/A	—	160,000	80,000	80,000	50

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, committee chair retainer and travel fees payable in cash.
(2)	All director DSUs are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.